SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH AUGUST 10, 2004

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Brasil Telecom Participações S.A.

Report of independent accountants on special review
Quarter ended June 30, 2004

(A translation of the original report in Portuguese as filed with the Brazilian Securities Commission (CVM) containing quarterly financial information prepared in accordance with accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities Commission (CVM)).

Report of independent accountants on special review

(A translation of the original report in Portuguese as filed with the Brazilian Securities Commission (CVM) containing quarterly financial information prepared in accordance with accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities Commission (CVM))

The Shareholders and Board of Directors
Brasil Telecom Participações S.A.
Brasília - DF

We have reviewed the quarterly financial information of Brasil Telecom Participações S.A. for the quarter ended June 30, 2004, comprising the balance sheet and the consolidated balance sheet of the Company and its subsidiaries, the statement of income and the consolidated statement of income, the management report and other relevant information, prepared in accordance with accounting practices adopted in Brazil.

Our review was performed in accordance with auditing standards established by the IBRACON - Brazilian Institute of Independent Auditors and the Federal Council of Accountancy, which comprised mainly: (a) inquiries and discussion with management responsible for the accounting, financial and operational areas of the Company regarding the criteria adopted in the preparation of the quarterly information; and (b) review of post-balance sheet information and events, which may have a material effect on the financial and operational position of the Company and its subsidiaries.

Based on our special review, we are not aware of any material changes that should be made to the aforementioned quarterly information for it to be in accordance with accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities Commission (CVM), specifically applicable to the mandatory quarterly financial information.

Our review was performed for the purpose of issuing a special review report on the mandatory quarterly financial information. The statement of cash flow represents supplementary information to those statements and is presented to provide additional analysis. This supplementary information was submitted to the same review procedures applied to the quarterly financial information, and, based on our special review, is adequately presented in all material respects, in relation to the quarterly financial information taken as a whole.

July 30, 2004

KPMG Auditores Independentes
CRC-SP-014.428/O-6-F-DF

Manuel Fernandes Rodrigues de Sousa
Accountant CRC-RJ-052.428/O-“S”-DF

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM)	CORPORATE LAW
QUARTERLY INFORMATION
COMMERCIAL COMPANY INDUSTRIAL AND OTHERS	Base Date - June 30, 2004

REGISTRATION AT THE CVM DOES NOT REQUIRE ANY EVALUATION OF THE COMPANY, BEING ITS DIRECTOR RESPONSIBLE FOR THE VERACITY OF THIS INFORMATION.

01.01 - IDENTIFICATION

1 - CVM CODE 01768-0	2 - COMPANY NAME BRASIL TELECOM PARTICIPAÇÕES S.A.	3 - GENERAL TAXPAYERS’ REGISTER 02.570.688/0001-70
4 - NIRE 5.330.000.581-8

01.02 - ADDRESS OF COMPANY HEADQUARTERS

1 - COMPLETE ADDRESS SIA/SUL - APS - LOTE D - BL B - 1º ANDAR			2 - DISTRICT SIA
3 - ZIP CODE 71215-000	4 - MUNICIPALITY BRASÍLIA			5 - STATE DF
6 - AREA CODE 061	7 - TELEPHONE NUMBER 415-1440	8 - TELEPHONE NUMBER 415-1256	9 - TELEPHONE NUMBER 415-1119	10 - TELEX
11 - AREA CODE 061	12 - FAX 415-1133	13 - FAX 415-1315	14 - FAX 415-1169
15 - E-MAIL ri@brasitelecom.com.br

01.03 - MARKET RELATIONS DIRECTOR (Address for correspondence to Company)

1 - NAME PAULO PEDRÃO RIO BRANCO
2 - COMPLETE ADDRESS SIA/SUL - APS - LOTE D- BL B - TÉRREO			3 - DISTRICT BRASÍLIA
4 - ZIP CODE 71215-000	5 - MUNICIPALITY BRASÍLIA			6 - STATE DF
7 - AREA CODE 061	8 - TELEPHONE NUMBER 415-1440	9 - TELEPHONE NUMBER -	10 - TELEPHONE NUMBER -	11 - TELEX
12 - AREA CODE 061	13 - FAX 415-1593	14 - FAX -	15 - FAX -
15 - E-MAIL paulopedrao@brasiltelecom.com.br

01.04 - REFERENCE / AUDITOR

CURRENT FISCAL YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2 - ENDING	3 - QUARTER	4 - BEGINNING	5 - ENDING	6 - QUARTER	7 - BEGINING	8 - ENDING
01/01/2003	31/12/2003	2	01/04/2003	30/06/2003	1	01/01/2003	31/03/2003
9 - NAME/COMPANY NAME AUDITOR KPMG AUDITORES INDEPENDENTES					10 - CVM CODE 00418-9
11 - NAME TECHINICAL RESPONSIBLE MANUEL FERNANDES RODRIGUES DE SOUSA					12 - CPF TECHINICAL RESPONSIBLE 783.840.017-15

01.05 - COMPOSITION OF PAID CAPITAL

1 - QUANTITY OF SHARES (IN THOUSANDS)	2 - CURRENT QUARTER 06/30/2004	3 - PRIOR QUARTER 03/31/2004	4 - SAME QUARTER OF PRIOR YEAR 06/30/2003
PAID CAPITAL
1 - COMMON	134,031,688	134,031,688	134,031,688
2 - PREFERRED	226,007,753	226,007,753	222,670,188
3 - TOTAL	360,039,441	360,039,441	356,701,876
TREASURY SHARES
4 - COMMON	1,480,800	1,480,800	1,051,100
5 - PREFERRED	0	0	0
6 - TOTAL	1,480,800	1,480,800	1,051,100

01.06 - COMPANY’S CHARACTERISTICS

1 - TYPE OF COMPANY INDUSTRIAL, COMMERCIAL COMPANIES AND OTHERS
2 - SITUATION OPERATING
3 - TYPE OF CAPITAL CONTROL NATIONAL PRIVATE
4 - ACTIVITY CODE 113 - TELECOMMUNICATION
5 - MAIN ACTIVITY PROVIDING SWITCHED FIXED TELEPHONE SERVICE (STFC)
6 - TYPE OF CONSOLIDATED TOTAL
7 - TYPE OF ACCOUNTANTS’ REVIEW REPORT UNQUALIFIED

01.07 - SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED STATEMENT

1 - ITEM	2 - GENERAL TAXPAYERS’ REGISTER	3 - NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - DIVIDEND	5 - BEGINNING PAYMENT	6 - TYPE OF SHARE	7 - VALUE OF THE DIVIDEND PER SHARE
01	AGO	04/19/04	INTEREST ON SHAREHOLDERS’ EQUITY	05/03/04	ON	0,0005286557
02	AGO	04/19/04	INTEREST ON SHAREHOLDERS’ EQUITY	05/03/04	PN	0,0005286557
03	AGO	04/19/04	DIVIDEND	05/03/04	ON	0,0000112827
04	AGO	04/19/04	DIVIDEND	05/03/04	PN	0,0000112827

01.09 - CAPITAL STOCK COMPOSITION AND ALTERATION IN CURRENT YEAR

1 - ITEM	2 - ALTERATION DATE	3 - CAPITAL STOCK (In R$ thousands)	4 - VALUE OF ALTERATION (In R$ thousands)	5 - ORIGIN OF ALTERATION	6 - QUANTITY OF ISSUED SHARES (In R$ thousands)	7 - ISSUED PRICE OF SHARES (In R$)
01	03/18/2004	2,568,240	23,808	CAPITAL RESERVE	3,337,565	0.0215000000

01.10 - MARKET RELATIONS DIRECTOR

1 - DATE 07/30/2004	2 - SIGNATURE

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 06/30/2004	4 - 03/31/2004
1	TOTAL ASSETS	7,036,591	7,140,109
1.01	CURRENT ASSETS	803,028	992,764
1.01.01	CASH AND CASH EQUIVALENTS	535,541	576,954
1.01.02	CREDITS	0	0
1.01.03	INVENTORIES	0	0
1.01.04	OTHER	267,487	415,810
1.01.04.01	DEFERRED AND RECOVERABLE TAXES	124,543	140,117
1.01.04.02	RECEIVABLES DIVIDENDS	133,690	271,785
1.01.04.03	OTHER ASSETS	9,254	3,908
1.02	NONCURRENT ASSETS	1,817,771	1,754,960
1.02.01	OTHER CREDITS	0	0
1.02.02	INTERCOMPANY RECEIVABLES	1,475,295	1,420,094
1.02.02.01	FROM ASSOCIATED COMPANIES	0	0
1.02.02.02	FROM SUBSIDIARIES	1,475,295	1,420,094
1.02.02.02.01	LOANS AND FINANCING	1,475,274	1,420,073
1.02.02.02.02	ADVANCED FOR FUTURE CAPITAL INCREASE	21	21
1.02.02.03	FROM OTHER RELATED PARTIES	0	0
1.02.03	OTHER	342,476	334,866
1.02.03.01	LOANS AND FINANCING	126,637	126,637
1.02.03.02	DEFERRED AND RECOVERABLE TAXES	212,405	204,674
1.02.03.03	JUDICIAL DEPOSITS	2	2
1.02.03.04	OTHER ASSETS	3,432	3,553
1.03	PERMANENT ASSETS	4,415,792	4,392,385
1.03.01	INVESTMENTS	4,414,033	4,389,240
1.03.01.01	ASSOCIATED COMPANIES	0	0
1.03.01.02	SUBSIDIARIES	4,402,737	4,377,469
1.03.01.03	OTHER INVESTMENTS	11,296	11,771
1.03.02	PROPERTY, PLANT AND EQUIPMENT	1,656	2,072
1.03.03	DEFERRED CHARGES	103	1,073

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS - R$)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 06/30/2004	4 - 03/31/2004
2	TOTAL LIABILITIES	7,036,591	7,140,109
2.01	CURRENT LIABILITIES	337,234	512,146
2.01.01	LOANS AND FINANCING	204	140
2.01.02	DEBENTURES	217,648	200,092
2.01.03	SUPPLIERS	662	2,274
2.01.04	TAXES, DUTIES AND CONTRIBUTIONS	26,491	27,909
2.01.04.01	INDIRECT TAXES	5,368	4,344
2.01.04.02	TAXES ON INCOME	21,123	23,565
2.01.05	DIVIDENDS PAYABLE	89,187	277,087
2.01.06	PROVISIONS	0	568
2.01.07	RELATED PARTY DEBTS	0	0
2.01.08	OTHER	3,042	4,076
2.01.08.01	PAYROLL AND SOCIAL CHARGES	386	478
2.01.08.02	CONSIGNMENTS IN FAVOR OF THIRD PARTIES	126	104
2.01.08.03	EMPLOYEE PROFIT SHARING	1,494	3,168
2.01.08.04	OTHER LIABILITIES	1,036	326
2.02	LONG-TERM LIABILITIES	487,555	481,101
2.02.01	LOANS AND FINANCING	364	383
2.02.02	DEBENTURES	445,623	441,721
2.02.03	PROVISIONS	583	0
2.02.04	RELATED PARTY DEBTS	0	0
2.02.05	OTHER	40,985	38,997
2.02.05.01	TAXES ON INCOME	40,985	38,997
2.03	DEFERRED INCOME	0	0
2.05	SHAREHOLDERS’ EQUITY	6,211,802	6,146,862
2.05.01	CAPITAL	2,568,240	2,568,240
2.05.02	CAPITAL RESERVES	337,210	337,210
2.05.03	REVALUATION RESERVES	0	0
2.05.03.01	COMPANY ASSETS	0	0
2.05.03.02	SUBSIDIARIES/ASSOCIATED COMPANIES	0	0
2.05.04	PROFIT RESERVES	898,043	898,043
2.05.04.01	LEGAL	195,073	195,073
2.05.04.02	STATUTORY	0	0
2.05.04.03	CONTINGENCIES	0	0
2.05.04.04	REALIZABLE PROFITS RESERVES	702,970	702,970
2.05.04.05	PROFIT RETENTION	0	0
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER PROFIT RESERVES	0	0
2.05.05	RETAINED EARNINGS	2,408,309	2,343,369

03.01 - QUARTERLY STATEMENT OF INCOME (IN THOUSANDS OF REAIS - R$)

1 - CODE	2 - DESCRIPTION	3 - AMOUNT FOR EQUIVALENT QUARTER OF PRIOR YEAR 04/01/2004 TO 06/30/2004	4 - AMOUNT FOR EQUIVALENT QUARTER OF PRIOR YEAR 01/01/2004 TO 06/30/2004	5 - AMOUNT FOR EQUIVALENT QUARTER OF PRIOR YEAR 04/01/2003 TO 06/30/2003	6 - AMOUNT FOR EQUIVALENT QUARTER OF PRIOR YEAR 01/01/2003 TO 06/30/2003
3.01	GROSS REVENUE FROM SALES AND SERVICES	0	0	0	0
3.02	DEDUCTIONS FROM GROSS REVENUE	0	0	0	0
3.03	NET REVENUE FROM SALES AND SERVICES	0	0	0	0
3.04	COST OF SALES0	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES	74,735	126,360	73,086	89,101
3.06.01	SELLING EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	-3,003	-8,623	-5,535	-10,237
3.06.03	FINANCIAL	53,206	25,095	38,820	-31,148
3.06.03.01	FINANCIAL INCOME	83,000	164,531	106,885	205,143
3.06.03.02	FINANCIAL EXPENSES	-29,794	-139,436	-68,065	-236,291
3.06.04	OTHER OPERATING INCOME	3,034	3,167	6,822	7,216
3.06.05	OTHER OPERATING EXPENSES	-572	-3,189	-804	-1,437
3.06.06	EQUITY GAIN (LOSS)	22,070	109,910	33,783	124,707
3.07	OPERATING INCOME (LOSS)	74,735	126,360	73,086	89,101
3.08	NONOPERATING INCOME (EXPENSES)	3,865	-7,420	8,541	964
3.08.01	REVENUES	0	0	1,064	1,064
3.08.02	EXPENSES	3,865	-7,420	7,477	-100
3.09	INCOME (LOSS) BEFORE TAXES AND MINORITY INTERESTS	78,600	118,940	81,627	90,065
3.1	PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES	-17,763	-58,880	-13.467	-43,223
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	INTERESTS/STATUTORY CONTRIBUTIONS	-2,061	-2,809	-263	-448
3.12.01	INTERESTS	-2,061	-2,809	-263	-448
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON EQUITY	0	75,000	0	122,000
3.15	INCOME/LOSS FOR THE PERIOD	58,776	132,251	67,897	168,394
	NUMBER OF SHARES OUTSTANDING (THOUSAND)	358,588,641	358,588,641	355,650,776	355,650,776
	EARNINGS PER SHARE	0,00016	0,00037	0,00019	0,00047
	LOSS PER SHARE

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM)	CORPORATE LAW
QUARTERLY INFORMATION
COMMERCIAL COMPANY INDUSTRIAL AND OTHERS	Base Date - June 30, 2004

01768-0	BRASIL TELECOM PARTICIPAÇÕES S.A.	02.570.688/0001-70

04.01 - NOTES TO THE QUARTERLY REPORT

NOTES TO THE FINANCIAL STATEMENTS

Quarter ended June 30, 2003

(In thousands of Brazilian reais)

1. OPERATIONS

Brasil Telecom Participações S.A. (“Company”) was established in accordance with Article 189 of Law 9472/97 - General Telecommunications Law, as part of the TELEBRÁS spin-off process. The spin-off protocol and justification was approved in the Shareholders’ Meeting of May 22, 1998. The Company is a subsidiary of SOLPART Participações S.A., which holds 53.55% of the Company’s voting capital and 20.33% of total capital.

The Company is registered with the Brazilian Securities Commission (CVM) and the Securities and Exchange Commission (SEC) in the USA, and its shares are traded on the main stock exchanges in Brazil and its ADR on the New York Stock Exchange (NYSE).

The Company is a holding company, indirectly carrying out operations through your parent company, Brasil Telecom S.A., a telecommunications operator holding a concession to operate the Switched Fixed Telephone Service (STFC), in Region II of the General Concessions Plan, covering the Brazilian states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina and Rio Grande do Sul and the Federal District. In this area is of 2,859,375 square kilometers, corresponding to 34% of the Brazilian territory, the Company renders from July of 1998 STFC in the modalities local and local intra-region long distance concessions.

With the recognition of the prior fulfillment in advance of the obligations for universalization stated in the General Plan of Universalization Goals (“PGMU”), forecast for December 31, 2003, in accordance with the acts published in the Diário Oficial da União (Official Daily Government Newspaper (DOU)) on January 19, 2004, the restriction of providing other telecommunications services ceased to exist, permitting the Brasil Telecom S.A, its parent companies, its subsidiaries and associated companies to obtain new authorizations. On the same date the National Telecommunications Agency – ANATEL, issued authorizations for the Brasil Telecom S.A to exploit STFC in the following service modalities: (i) Local and Domestic Long Distance calls in Regions I and III and Sectors 20, 22 and 25 of Region II of the General Concession Plan (“PGO”); and (ii) International Long Distance calls in Regions I, II of III of PGO. As a result of these authorizations the Company began to exploitprovide the Domestic and International Long Distance services in the new regions, starting on January 22, 2004. In the case of the Local Service, to be provided in regions I and III, as established in the regulations, the Company has a period of 12 months to begin operations as from the date of the aforementioned authorization.

The information referring to the quality and univeralization targets of the Switched Fixed Telecommunications Services adopted by its operator are available for interested parties on the web site of ANATEL, at the following address: www.anatel.gov.br.

The subsidiary Brasil Telecom S.A. controls wholly-owned subsidiaries: (i) BrT Serviços de Internet S.A. (“BrTI”), a wholly-owned subsidiary incorporated in October 2001, engaged in the provision of Internet services and related activities, becoming operational in the beginning of 2002; and (ii) Brasil Telecom Celular S.A. (“BrT Celular”), incorporated in December 2002, to operate the Mobile Personal Service (SMP), holding a license to serve the same coverage area where the Company operates STFC. At the balance sheet date BrT Celular was initiating its structuring process - pre-operating phase and the beginning of its activities is forecasted for the second semester of 2004; (iii) MHT Ventures do Brasil Ltda (“MTH”) on May 13, 2004, the Company acquired 80.1% of the voting capital of MTH, in turn, held 100% of the capital of MetroRED Telecomunicações Ltda. (“MetroRED”) that is a service provider of a private telecommunications network through optical fiber digital networks in São Paulo, Rio de Janeiro and Belo Horizonte and long distance network connecting these major metropolitan commercial centers. It also has an Internet Solutions center in São Paulo, which offers co-location, hosting and other value added services; and (iv) VANT Telecomunicações S.A. (“VANT”) that acquisition of 80.1% of the rest capital was in May 13, 2004 is a service provider for corporate network services. Founded in October 1999, initially focused on a TCP/IP network, VANT operates in all of Brazil, and is present in the main Brazilian state capitals, offering a portfolio of voice and data products.

The Company also controls Nova Tarrafa Participações Ltda. (“NTP”) and Nova Tarrafa Inc (“NTI”). The latter, which that was previously a minority investment, passed through a spin-off of its assets in the first quarterof 2003, becoming a subsidiary. NTP and NTI are engaged in holding interests in Internet Group (Cayman) Limited, which provides access to the Internet, which the sum of these investments represents a minority interest.

Completing the information on the companies where the Company exercises control indirectly, during the second quarter of 2003 Brasil Telecom Serviços de Internet S.A. invested, as a shareholder or quotaholder, and started to have the control of the following companies:

(i) BrT Cabos Submarinos Group (ex-GlobeNet)

This group of companies operates through a system of submarine handles of fiber optics, with points of connection in the United States, Bermuda Islands, Venezuela and Brazil, allowing the traffic of data through packages of integrated services, offered to local and international corporate customers. The following companies comprised it:

  Brasil Telecom Cabos Submarinos do Brasil (Holding) Ltda. (“BrT CSH”): a company acquired by BrTI on June 11, 2003, as part of the program to purchase the GlobeNet Group, an acquisition previously disclosed on November 19, 2002, through the relevant fact.
  Brasil Telecom Cabos Submarinos do Brasil Ltda. (“BrT CS Ltda.”): a company acquired by BrTI on June 11, 2003, in which it exercises direct control and total control jointly with BrT CSH, that is a further part of the program to purchase the GlobeNet Group.
  Brasil Telecom Subsea Cable Systems (Bermuda) Ltd. (“BrT SCS Bermuda”): a company incorporated under the laws of the Bermudas, for which the transfer of resources by BrTI for payment of subscribed capital occurred on May 30, 2003. It is also part of the purchasing program of the GlobeNet Group. BrT SCS Bermuda holds the total share of Brazil Telecom of America Inc. and of Brasil Telecom de Venezuela S.A.

(ii) iBest Group

  BrTI has held, since February 2002, a minority interest in the iBest Holding Corporation (“IHC”), a company incorporated in the Caiman Islands. In June 2003, BrTI started to control the iBest Group, which includes the main companies are: (i) iBest Holding Corporation; (ii) iBest S.A.; (iii) Febraio S.A.; and (IV) Freelance S.A. In May 2004 through a corporate reorganization process the Freelance fully incorporated the Febraio S.A., the iBest S.A. and its subsidiary Mail BR Comunicação Ltda. The Freelance S.A. becomes the owner of iBest’s trademark, being the main company of this Group.

iBest was incorporated in January 1999, with the objective of organizing the “iBest Prize”, trading advertising space for the event. In December 2001 it extended its activities, when it started to offer and to concentrate its operations on providing dialed access to the Internet.

2. PRESENTATION OF FINANCIAL STATEMENTS

Preparation Criteria

The financial statements were prepared in accordance with accounting practices adopted in Brazil, in accordance with Brazilian corporation law, rules of the Brazilian Securities Commission (CVM) and rules applicable to Switched Fixed Telecommunications Services - STFC concessionaires.

As the Company is filed with the Securities and Exchange Commission (SEC), it is subject to its standards, and should prepare annually financial statements and other information by using criteria that comply with that entity’s requirements. For complying with these requirements and aiming at meeting the market’s information needs, the Company adopts, as a principle, the practice of publishing information in both markets in their respective languages.

The notes to the financial statements are presented in thousands of reais, unless demonstrated otherwise in each note. According to each situation, the notes to the financial statements present information related with the Company and the consolidated financial statements, identified as “PARENT COMPANY” and “CONSOLIDATED”, respectively. When the information is common to both situations, it is indicated as “PARENT COMPANY AND CONSOLIDATED”.

The accounting estimates were based on objective and subjective factors, based on the judgment of the management for determining the appropriate amount to be recorded in the financial statements. Significant elements subject to these estimates and assumptions include the residual amount of the fixed assets, provision for doubtful accounts, inventories and deferred income tax assets, provision for contingencies, valuation of derivative instruments, and assets and liabilities related to benefits for employees. The settlement of transactions involving these estimates may result in significant different amounts due to the inherent imprecision to the process of their determination. The Company reviews the estimates and assumptions at least quarterly.

Consolidated Financial Statements

The consolidation was made in accordance with CVM Instruction 247/96 and includes the Company and its subsidiaries mentioned in Note 1.

Some of the main consolidation procedures are:

  Elimination of intercompany balances, as well as revenue and expenses of transactions among them;
  Elimination of the investor’s shareholdings, reserves and accumulated results in the investees; and
  Segregation of the portions of shareholders’ equity and result of minority shareholders, indicated in the specific items.

The reconciliation between the net income and Shareholders’ Equity of the Parent Company and the consolidated is presented as follows:

	NET INCOME		SHAREHOLDERS’ EQUITY
	06/30/04	03/31/04	06/30/04	03/31/04
PARENT COMPANY	132,251	73,475	6,211,802	6,146,862
Records made in the Subsidiary’s Shareholders’ Equity:
Donations and Other	(8,582)	-	-	-
Interest capitalized in Subsidiary	1,746	873	(9,314)	(10,187)
CONSOLIDATED	125,415	74,348	6,202,488	6,136,675

In addition, the Company presents the statement of cash flows, prepared under the indirect method, in accordance with Accounting Rules and Procedures - NPC Nr. 20 of Brazilian Institute of Accountants (“IBRACON”).

3. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The criteria mentioned in this note refer to the practices adopted by the Company andits subsidiaries which are reflected in the consolidated balance sheet.

a. Cash and Cash Equivalents: Cash equivalents are short-term, high-liquidity investments, which immediate mature. They are recorded at cost, plus income earned to the balance sheet date, not exceeding market value.

b. Trade Accounts Receivable: Receivables from users of telecommunications services are recorded at the amount of the tariff in effect on the date the service is rendered. Unbilled services provided to customers at the balance sheet date are also included in trade accounts receivable. The criterion adopted for making the provision for doubtful accounts takes into account the calculation of the actual percentage losses incurred on each range of accounts receivable. The historic percentages are applied to the current ranges of accounts receivable, also including accounts coming due and the portion yet to be billed, thus composing the amount that could become a future loss, which is recorded as a provision.

c. Inventories: Stated at average acquisition cost, not exceeding replacement cost. Inventories are segregated into inventories for plant expansion and those for maintenance. The inventories to be used in expansion are classified in property, plant and equipment (construction in progress), and inventories to be used in maintenance are classified as current and noncurrent assets. Obsolete items are recorded as Allowance for losses.

d. Investments: Investments in subsidiaries are valued using the equity method. The goodwill was calculated based on the expectation of future results and its amortization is related to the volume and of timing forecasted over a period of not more than ten years. Other investments are recorded at cost less allowance for probable losses, when applicable. The investments resulting from income tax incentives are recognized at the date of investment, and result in shares of companies with tax incentives or investment fund quotas. In the period between the investment date and receipt of shares or quotas, they remain recognized in noncurrent assets. The Company adopts the criterion of using the maximum percentage of tax allocation. These investments are periodically valued at cost or market prices, when the latter is lower, and allowances for losses are recorded if required.

e. Property, Plant and Equipment: Stated at cost of acquisition and/or construction, less accumulated depreciation. Financial charges for financing assets and construction in progress are capitalized.

The costs incurred, when they represent improvements (increase in installed capacity or useful life) are capitalized. Maintenance and repair, while other costs are charged to, the profit and loss accounts income, on an accrual basis.

Depreciation is calculated under the straight-line method. Depreciation rates used are based on expected useful lives of the assets and in accordance with the standards of the Public Telecommunications Service. The main rates used are set forth in Note 24.

f. Deferred Charges: Segregated between deferred charges on amortization and formation. Their breakdown is shown in Note 25. Amortization is calculated using the straight-line method, for the period of five years, in accordance with the legislation in force. When the asset no longer generates benefits, it is written off against non-operating income.

g. Income and Social Contribution Taxes: Income and social contribution taxes are accounted for on an accrual basis. These taxes levied on temporary differences, tax losses and the negative social contribution base are recorded under assets or liabilities, as the case may be, according to the assumption of realization or future demand, within the parameters established in the CVM Instruction 371/02.

h. Loans and Financing: Updated to the balance sheet date for monetary or exchange variations and interest incurred to the balance sheet date. Equal restatement is applied to the guarantee contracts to hedge the debt.

i. Provision for Contingencies: Recognized based on its risk assessment evaluation and quantified on economic grounds and based on legal counselors’ opinions on the lawsuits and other contingency factors known as of the balance sheet date. The basis and nature of the provisions are described in Note 7.

j. Recognition of Revenues: Revenues from services rendered are accounted for on the accrual basis. Local and long distance calls are charged based on time measurement according to the legislation in force. Revenues from sales of payphone cards are recorded upon sale.

k. Recognition of Expenses: Expenses are recognized on the accrual basis, considering their relation with revenue realization. Expenses related to other periods are deferred.

l. Financial Income (Expense), Net: Financial income comprises interest earned on accounts receivable settled after maturity, gains on financial investments, exchange variation and hedges, when earned. Financial expenses comprises interest incurred and other charges on loans, financing and other financial transactions.

Credited Interest on Shareholders’ Equity is included in the financial expenses balance; for financial statement presentation purposes, the amounts are reversed to profit and loss accounts and reclassified as a deduction of retained earnings, in the shareholders’ equity.

m. Research and Development: Costs for research and development are recorded as expenses when incurred, except for expenses with projects linked to the generation of future revenue, which are recorded under deferred assets and amortized over a five-year period after the operations commence.

n. Benefits to Employees: Private pension plans and other retirement benefits sponsored by the Company and its subsidiaries for their employees are managed by SISTEL and BrTPREV. Contributions are determined on an actuarial basis, when applicable, and accounted for on an accrual basis. As of December 31, 2001, to comply with CVM Deliberation 371/00, the subsidiary Brasil Telecom S.A. recorded its actuarial deficit on the balance sheet date against shareholders’ equity, net of its tax effects. As from 2002, as new actuarial revaluation show the necessity for adjustments to the provision, they are recognized in the profit and loss accounts in accordance with the CVM deliberation above. Complementary information on private pension plans is described in Note 6.

o. Employees and Directors Profit Sharing: The provisions for employee profit sharing are recognized according to the accrual basis. The calculation of the amount, which is paid in the year after the provision recognition, is in accordance with the target program established with the labor union, in accordance with Law 10,101/00 and the Company’s bylaws.

p. Earnings per thousand shares: Calculated based on the number of shares outstanding at the balance sheet date, which comprises the total number of shares issued net of treasury stock.

4. RELATED-PARTY TRANSACTIONS

Related party transactions refer to existing operations carried out by the Company with its subsidiaries Brasil Telecom S.A, Nova Tarrafa Participações Ltda. and Nova Tarrafa Participações INC.

Operations between the Company and the related parties are carried out under normal prices and market conditions. The principal transactions are:

Brasil Telecom S.A.

Dividends/Interest on Shareholders’ Equity: in the quarter, the subsidiary credited to the Company Interest on Shareholders’ Equity in the amount of R$157,283 (R$162,425 in the same period last year). The balance of this asset as of June 30, 2004, net from the withholding tax is R$133,690 (R$271,785 as of March 31, 2004).

Loans with Subsidiary: Asset balance as of June 30, 2004 arises from the spin-off of Telebrás and is indexed to exchange variation, plus interest of 1.75% per year, amounting to R$91,835 (R$85,584 on March 31, 2004). The financial revenue recognized as profit and loss account in the quarter was R$7,275 (R$20,505 as financial loss in the same period in the previous year, due to the drop in the quotation of the US dollar).

Debentures: On January 27, 2001, the subsidiary issued 1,300 private debentures non-convertible or exchangeable for any type of share, at the unit price of R$1,000, totaling R$1,300,000, for the purpose of financing part of its investment program. All these debentures were acquired by the Company. The nominal value of these debentures will be paid in three installments equivalent to 30%, 30% and 40% with maturities on July 27, 2004, 2005, and 2006, respectively. The debenture remuneration is equivalent to 100% of CDI, received semiannually. The balance of this asset is R$1,383,439 (R$1,334,489 on March 31, 2004), and the yield recognized in the income for the quarter represents R$98,659 (R$152,726 in 2003).

Revenues, Expenses and Accounts Receivable and Payable: arising from transactions related to the use of installations and logistic support. The balance receivable is R$2,617 (R$41 payable as of March 31, 2004) and the amounts recorded in the income for the quarter are comprising of Operating Expenses of R$1,407 (R$1,101 in 2003).

Advance for Future Capital Increase - AFAC

Funds for future increase of ownership interest in subsidiaries or investments carried under the cost method are represented as follows:

PARENT COMPANY	CONSOLIDATED
INVESTOR	AFAC INVESTEE	06/30/04	03/31/04	06/30/04	03/31/04
	SUBSIDIARIES
Company	Nova Tarrafa Participações Ltda.	21	21	-	-
	MINORITY INVESTMENTS
Brasil Telecom S.A.	VANT Telecomunicações S.A.	-	-	-	7,226
Brasil Telecom S.A.	Calais Participações S.A..	-	-	4,633	1,100
TOTAL		21	21	4,633	8,326

5. MARKET VALUE OF FINANCIAL ASSETS AND LIABILITIES (FINANCIAL INSTRUMENTS) AND RISK ANALYSIS.

The Company and its subsidiary assessed the book value of its assets and liabilities as compared to market or realizable values (fair value), based on information available and valuation methodologies applicable to each case. The interpretation of market data regarding the choice of methodologies requires considerable judgment and determination of estimates to achieve an amount considered adequate for each case. Accordingly, the estimates presented may not necessarily indicate the amounts, which can be obtained in the current market. The use of different assumptions for calculation of market value or fair value may have material effect on the obtained amounts. The selection of assets and liabilities presented in this Note was made based on their materiality. Those instruments the value of which approximates the fair value and, whose risk assessment is not significant, are not mentioned.

In accordance with their natures, the financial instruments may involve known or unknown risks; the potential of such risks is important for the best judgment. Thus, there may be risks with or without guarantees, depending on circumstantial or legal aspects. Among the principal market risk factors which can affect the Company’s and subsidiaries’ business are the following:

a. Credit Risk

The majority of the services provided by the subsidiary Brasil Telecom S.A. are related to the Concession Agreement, and a significant portion of these services is subject to the determination of tariffs by the regulatory agency. The credit policy, in case of telecommunications public services, is subject to legal standards established by the concession authority. The risk exists since the subsidiary may incur losses arising from the difficulty in receiving amounts billed to its customers. In the quarter, the Company’s default was 3.06% of the gross revenue (2.51% in the same period last year). By means of internal controls, the level of accounts receivable is constantly monitored, thus limiting the risk of past due accounts by cutting the access to the service (out phone traffic) if the bill is overdue for over 30 days. Exceptions are made for telephone services, which should be maintained for national security or defense.

b. Exchange Rate Risk

Assets

The Company has loan agreements in foreign currency, and, therefore, subject to exchange rate fluctuation. The amounts of assets exposed to this type of risk are the following:

PARENT COMPANY	CONSOLIDATED
	BOOK AND MARKET VALUE		BOOK AND MARKET VALUE
	06/30/04	03/31/04	06/30/04	03/31/04
ASSETS
Loan agreements with subsidiary	91,835	85,584	-	-
Loans and financing	126,637	126,637	126,637	126,637
TOTAL	218,472	212,221	126,637	126,637
NonCurrent Assets	218,472	212,221	126,637	126,637

The loans receivable in dollars were transferred to the Company at the time of the split off of Telebrás. Due to their original characteristics, no financing is available on the market under similar conditions, which led to the presentation of the book value only.

Liabilities

The Company and the subsidiary Brasil Telecom S.A. has loans and financing contracted in foreign currency. The risk related to these liabilities arises from possible exchange rate fluctuations, which may increase these liabilities balances. Loans subject to this risk represent approximately33% of the total liabilities. To minimize this type of risk, the subsidiary enters into swap agreements with financial institutions to hedge foreign exchange exposures. 26% of the debt portion in foreign currency is covered by hedge agreements. Unrealized positive or negative effects of these operations are recorded in the profit and loss accounts as gain or loss. To the quarter, consolidated net gains totaled R$28,142 (net loss of R$74,546 in the same period in 2003).

Net exposure as per book and market values, at the exchange rate prevailing on the balance sheet date, is as follows:

PARENT COMPANY
	06/30/04		03/31/04
	Book Value	Market Value	Book Value	Market Value
LIABILITIES
Loans and financing	568	568	523	498
TOTAL	568	568	523	498
Current	204	204	140	134
Long Term	364	364	383	364

CONSOLIDATED
	06/30/04		03/31/04
	Book Value	Market Value	Book Value	Market Value
LIABILITIES
Loans and financing	1,439,895	1,405,971	723,967	719,044
Hedge contracts	(6,491)	6,005	7,693	4,608
TOTAL	1,433,404	1,411,976	731,660	723,652
CURRENT	67,832	66,818	46,496	45,987
LONG-TERM	1,365,572	1,345,158	685,164	677,665

The method used for calculation of market value (fair value) of loans and financing in foreign currency and hedge instruments was the discounted cash flow, at the market rates prevailing of the balance sheet date.

c. Interest Rate Risk

Assets

The private debentures issued by subsidiary Brasil Telecom S.A were fully subscribed by the Company.

PARENT COMPANY	CONSOLIDATED
	Book and Market Value		Book and Market Value
	06/30/04	03/31/04	06/30/04	03/31/04
ASSETS
Debentures linked to CDI	1,383,439	1,334,489	-	-
Loans linked to CDI and Col. 27 (FGV) and IGP-DI	-	-	10,440	10,144
TOTAL	1,383,439	1,334,489	10,440	10,144
CURRENT	-	-	2,511	2,439
NONCURRENT ASSETS	1,383,439	1,334,489	7,929	7,705

The book values are equal to market values since the current conditions for contracting this type of financial instrument are similar to the original conditions.

The sum of the Company’s debentures, loans and financing concentrated in the subsidiary represents 92% (91.8% on March 31, 2004) of this type of assets.

Liabilities

In 2000, the Company issued private debentures convertible into preferred shares. This liability was contracted at the interest rate linked to TJLP. The risk linked to this liability arises from possible increase in this rate.

The subsidiary Brasil Telecom S.A. has loans and financing contracted in local currency subject to interest rates linked to indexing units (TJLP, UMBNDES, CDI etc.). The risk inherent in these liabilities arises from possible variations in these rates. The Parent Company has contracted derivative contracts to hedge 78% (R$78 in 2003) of the liabilities subject to the UMBNDES rate, using exchange rate swap contracts, considering the influence of the dollar on the interest rate (basket of currencies) of these liabilities. However, the other market rates are continually monitored to evaluate the need to contract derivatives to protect against the risk of volatility of these rates. The Company also issued non-convertible private and public debentures. These liabilities were contracted at interest rates tied to the CDI, and the risk linked with this liability is the result of the possible increase in the rate.

The aforementioned liabilities at the balance sheet date are as follows:

PARENT COMPANY
	06/30/04		03/31/04
	Book Value	Market Value	Book Value	Market Value
LIABILITIES
Loans linked to TJLP (including Debentures)	663,271	663,271	641,813	641,813
TOTAL	663,271	663,271	641,813	641,813
Current	217,648	217,648	200,092	200,092
Long term	445,623	445,623	441,721	441,721

CONSOLIDATED
	06/30/04		03/31/04
	Book Value	Market Value	Book Value	Market Value
LIABILITIES
Loans linked to TJLP (including Debentures)	2,247,468	2,376,277	2,318,160	2,318,160
Loans linked to UMBNDES	195,151	221,702	197,291	197,291
Hedge on loans indexed to UMBNDES	25,492	(8,029)	39,180	2,524
CDI	405,082	405,212	957,727	957,727
Loans linked to IGPM	18,853	18,853	19,875	19,875
Other loans	18,108	18,108	19,377	19,377
TOTAL	2,910,154	3,032,123	3,551,610	3,514,954
CURRENT	1,142,536	1,190,422	1,677,038	1659,730
LONG-TERM	1,767,618	1,841,701	1,874,572	1,855,224

Book and market values are equivalent because the current contractual conditions for these types of financial instruments are similar to those in which they were originated.

d. Risk of Not Linking Monetary Restatement Indexes to Accounts Receivable

Loan and financing rates contracted by subsidiary Brasil Telecom S.A. are not linked to amounts of accounts receivable. Telephony tariff adjustments do not necessarily follow increases in local interest rates which affect the subsidiary’s debts. Consequently, a risk arises from this lack of linking.

e. Contingency Risks

Contingency risks are assessed according to loss hypotheses, as probable, possible or remote. Contingencies considered as probable risk are recorded in liabilities. Details on this risk are presented in Note 7.

f. Risks Related to Investments

The Company has investments, which are valued using the equity method and stated at acquisition cost. Brasil Telecom S.A., a Nova Tarrafa Participações Ltda. e a Nova Tarrafa Inc. are subsidiaries, the investments of which are carried under the equity method.

Investments valued at cost are immaterial in relation to total assets. The risks related to them would not cause significant impacts to the Company’s if losses were to occur on these investments.

In the balance sheet date the investments were represented as follows:

	06/30/04		03/31/04
	Book Value	Market Value	Book Value	Market Value
INVESTMENTS	4,414,033	4,070,783	4,389,240	4,456,742
Equity in subsidiaries	4,402,737	4,059,487	4,377,469	4,444,971
Listed in Stock Exchange	4,362,610	4,019,360	4,337,543	4,405,045
Not Listed in Stock Exchange	40,127	40,127	39,926	39,926
Other investments	11,296	11,296	11,771	11,771

The investment quoted on the stock exchange refers to the interest in Brasil Telecom S.A., and its market value valued based on the market quotations in trading between minority shareholders.

g. Temporary Cash Investment Risks

The Company has several temporary cash investments in exclusive financial investment funds (FIFs), whose assets are constituted by post-fixed, federal securities, pre-fixed and exchange rates indexed to CDI, through future contracts indexed to the exchange rate of the Futures and Commodities Exchange - BM&F and investment fund in foreign currency, with no credit risks in such operations. The Company has financial investments in the amount of R$535,453 (R$576,560 as of March 31, 2004). Income earned to the quarter date is recorded in financial income and amounts to R$39,671 (R$29,670 in 2003). In the consolidated financial statements the amounts is as follows: temporary cash investments in the amount of R$2,433,796 (R$2,610,493 as of March 31, 2004) and income earned in the amount of R$145,393 (R$103,988 in 2003).

6. BENEFITS TO EMPLOYEES

The benefits described in this note are offered to the employees of the Company, its subsidiary Brasil Telecom S.A. and its wholly-owned subsidiary. These companies are better described together, and can be referred to as “Brasil Telecom (group)” and for the purpose of the pension scheme cited in this note, are also denominated “Sponsor”.

(a) Private Pension Plan

Brasil Telecom (group) sponsors private pension schemes related with retirement for its employees and assisted members, and in the case of the latter, medical assistance in some cases. These plans are managed by two foundations, which are Fundação SISTEL de Seguridade Social (SISTEL), which originated from certain companies of the former Telebrás System and Fundação BrTPREV (“FBrTPREV”) former Fundação dos Empregados da Companhia Riograndense de Telecomunicações - FCRT, which managed the benefit plans of CRT, a company managed by the subsidiary Brasil Telecom S.A. on December 28, 2000.

The bylaws stipulate approval of the supplementary pension policy and the joint liability attributed to the defined benefit plans is linked to the acts signed with the foundations, with the agreement of the Supplementary Pensions Department - SPC, where applicable to the specific plans.

The sponsored plans are valued by independent actuaries on the balance sheet date and, in the case of the defined benefit plans described in this explanatory note, immediate recognition of the actuarial gains and losses is adopted. The full liabilities are provided for plans showing deficits. This measure has been applied since the 2001 financial year, when the regulations of CVM Ruling 371/00 were adopted. In cases that show positive actuarial situations, no assets are recorded due to the legal impossibility of reimbursing the surpluses.

Below the characteristics of the supplementary pension plans sponsored are described.

FUNDAÇÃO SISTEL DE SEGURIDADE SOCIAL (SISTEL)

Plans

TCSPREV (Defined Contribution, Settled Benefit, Defined Benefit)
This defined contribution and settled benefit plan was introduced on February 28, 2000, with the adherence of around 80% of the employees at that time. On December 31, 2001, all the pension plans sponsored by SISTEL were merged, being exceptionally and provisionally approved by the Supplementary Pensions Department - SPC, due to the need for adjustments to the regulations. They were subsequently transformed into defined contribution groups with settled and defined benefits. The plans that were merged into the TCSPREV were the PBS-TCS, PBT-BrT, Convênio de Administração BrT, and the Termo de Relação Contratual Atípica, the conditions established in the original plans being maintained. On March 2003, this plan was suspended to the employees who want to be included in the supplementary pension plans sponsored by the Company. TCSPREV currently attends to around 61.0% of the staff.

PBS-A (Defined Benefit)
Maintained jointly with other sponsors linked to the provision of telecommunications services and destined for participants that had the status of beneficiaries on January 31, 2000.

PAMA - Health Care Plan for Retired Employees (Defined Contribution)
Maintained jointly with other sponsors linked to the provision of telecommunications services and destined for participants that had the status of beneficiaries on January 31, 2000, and also for the beneficiaries of the PBS-TCS Group, incorporated into the TCSPREV on December 31, 2001 and beneficiaries of the plans of definite benefits PBS’s of other sponsors of the SISTEL. According to a legal/actuarial appraisal, the sponsor’s liability is exclusively limited to future contributions.

PAMEC-BrT (Health-care Plan for Supplementary Pension Beneficiaries)
Medical assistance for retirees and pensioners linked with the PBT-BrT, which was incorporated into the TCSPREV on December 31, 2001.

Contributions Established for the Plans

TCSPREV
Contributions to this plan were maintained on the same basis as the original plans incorporated in 2001 for each group of participants, and were established based on actuarial studies prepared by independent actuaries according to regulations in force in Brazil, using the capitalization system to determine the costs. Currently contributions are made by the participants and the sponsor only for the internal groups PBS-TCS (defined benefit) and TCSPREV. In the TCSPREV group, the contributions are credited in individual accounts of each participant, equally by the employee and the sponsor, and the basic contribution percentages vary between 3% and 8% of the participant’s salary, according to age. Participants have the option to contribute voluntarily or sporadically to the plan above the basic contribution, but without equal payments from the sponsor. In the case of the PBS-TCS group, the sponsor’s contribution in the quarter was 12% of the payroll of the participants, whilst the employees’ contribution varies according to the age, service time and salary. An entry fee may also be payable depending on the age of entering the plan. The sponsors are responsible for the cost of all administrative expenses and risk benefits. In the quarter contributions by the sponsor to the TCSPREV group represented on average 6.71% of the payroll of the plan participants. TCSPREV currently attends to around 6.05% of the staff.

PBS-A
Contributions may occur in case of accumulated deficit. As of December 31, 2003, the plan recorded a surplus.

PAMA
This plan is sponsored with contributions of 1.5% on payroll of active participants linked to PBS plans, segregated and sponsored by several SISTEL sponsors. In the case of Brasil Telecom (group), the PBS-TCS was incorporated into the TCSPREV plan on December 31, 2001, and became an internal group of the plan.

The company’s contributions for this plan, that are exclusively the responsibility of the sponsors, were R$57 in the quarter (R$61 in 2003).

PAMEC-BrT
Contributions for this plan were fully paid in July 1998 through a single payment. New contributions will be limited to the future necessity to cover expenses, if that occurs.

FUNDAÇÃO BrTPREV

The main purpose of the Company sponsoring BrTPREV is to maintain the supplementary retirement, pension and other provisions in addition to those provided by the official social security system to participants. The actuarial system for determining the plan’s cost and contributions is collective capitalization, valued annually by an independent actuary.

Plans

BrTPREV
Defined contribution and settled benefits in October 2002 plan to provide supplementary social security benefits in addition to those of the official social security. On March 2003, this plan was provided to the employees from all branches of the Company and to the employees of the subsidiaries, who wanted to be benefited by the supplementary pension plans sponsored. Nowadays, this plan attended to around 27.4% of the staff.

Fundador - Brasil Telecom and Alternative - Brasil Telecom
Defined contribution and settled benefits plan to provide supplementary social security benefits in addition to those of the official social security, now closed to the entry of new participants. Nowadays, there were 1.6% of the staff.

Contributions Established for the Plans

BrTPREV

The contributions to this plan are established based on actuarial studies prepared by independent actuaries according to the regulations in force in Brazil, using the capitalization system to determine the costs. Contributions are credited in individual accounts of each participant, the employee’s and Company’s contributions being equal, the basic percentage contribution varying between 3% and 8% of the participation salary, according to age. Participants have the option to contribute voluntarily or sporadically to the plan above the basic contribution, but without equal payments from the Company. The sponsor is responsible for the cost of administrative expenses on the basic contributions from employees and normal contributions of the Company and risk benefits. In the quarter contributions by the sponsor represented on average 6.24% of the payroll of the plan participants, whilst the average employee contribution was 5.45%.

In the quarter the Company’s contributions were R$2,525 (R$1,190 in 2003).

FUNDADOR - BRASIL TELECOM AND ALTERNATIVE - Brasil Telecom

The regular contribution by the sponsor in the quarter was an average of 2.19% on the payroll of plan participants, who contributed at variable rates according to age, service time and salary; the average rate was 2.13%. With the Alternative-Brasil Telecom, the participants also pay an entry fee depending on the age of entering the plan.

The usual contributions of the Company in the quarter were R$9 (R$131 in 2003).

The technical reserve corresponding to the current value of the Company’s supplementary contribution must be amortized, due to the actuarial deficit of the plans, within the maximum established period of 20 years as from January 2002, according to Circular 66/SPC/GAB/COA from the Supplementary Pensions Department dated January 25, 2002. Of the maximum period established, 17 years and six months still remain for complete settlement. The amortizing contributions in the quarter were R$49,238 (R$28,054 in 2003).

(b) Stock Option Plan for Officers and Employees

The Extraordinary Shareholders’ Meeting from the subsidiary Brasil Telecom S.A. held on April 28, 2000, approved the general plan to grant stock purchase options to officers and employees of the Company and its subsidiaries. The plan authorizes a maximum limit of 10% of the shares of each kind of Company stock. Shares derived from exercising options guarantee the beneficiaries the same rights granted to other Company shareholders. The administration of this plan was entrusted to a management committee appointed by the Board of Directors, which decided only to grant preferred stock options. The plan is divided into two separate programs:

Program A:

This program is granted as an extension of the performance objectives established by the Board of Directors for a five-year period. Up to June 30, 2004, no stock had been granted.

Program B:

The price of exercising is established by the management committee based on the market price of 1000 shares at the date of the grant of option and will be monetarily restated by the IGP-M between the date of signing the contracts and the payment date.

The right to exercise the option is given in the following way and within the following periods:

	First Grant		Second Grant
	From	End of period	From	End of period
33%	01/01/04	12/31/08	12/19/05	12/31/10
33%	01/01/05	12/31/08	12/19/06	12/31/10
34%	01/01/06	12/31/08	12/19/07	12/31/10

The acquisition periods can be anticipated as a result of the occurrence of events or special conditions established in the option contract.

The information related with the general plan to grant stock options is summarized below:

	Preferred stock options (thousand)	Average exercise price (R$)
Balance as of 03/31/2004	907,469	11.73
Balance as of 06/30/2004	907,469	11.73

There has been no grant of options for purchase of stocks exercised in the quarter and the representative ness of the balance of the options before the total outstanding stocks for the Company Brasil Telecom S.A. is 0.17% (0.17% in 03/31/04).

Considering the hypothesis that the options will be fully exercised, the opportunity cost of the premiums of the respective options, calculated by the Black&Scholes method, for the Company would be R$622 (R$408 in 2003).

(c) Other Benefits to Employees

Other benefits are granted to employees, such as: health care/dental care, meal allowance, group life insurance, occupational accident allowance, sickness allowance, transportation allowance, and other.

7. PROVISIONS FOR CONTINGENCIES

Brasil Telecom (group) periodically performs an assessment of its contingency risks, and also reviews its lawsuits taking into consideration the legal, economic and accounting aspects. The assessment of these risks aims to classifying them according to the chances of unfavorable outcome among the alternatives of probable, possible or remote, taking into account, as applicable, the opinion of the legal counselors.

For those contingencies, which the risks are classified as probable, provisions are recognized. Contingencies classified as possible or remote are discussed in this note. In certain situations, due to legal requirements or precautionary measures, judicial deposits are made to guarantee the continuity of the cases in litigation. These lawsuits are in progress in various courts, including administrative, lower, and higher courts.

Labor Claims

The provision for labor claims includes an estimate by the Company’s management, supported by the opinion of its legal counselors, of the probable losses related to lawsuits filed by former employees of the Company, and of service providers.

Tax Suits

The provision for tax contingencies refers principally to matters related to tax collections due to differences in interpretation of the tax legislation by Brasil Telecom (group) counselors and the tax authorities.

Civil Suits

The provision for civil contingencies refers to cases related to contractual adjustments arising from Federal Government economic plans, and other cases.

Classification by Degree of Risk

Contingencies with a Probable Risk

Contingencies classified as having a probable risk of loss, for which provisions are recorded under liabilities, have the following balances:

PARENT COMPANY	CONSOLIDATED
NATURE	06/30/04	03/31/04	06/30/04	03/31/04
LABOR	-	-	376,123	417,993
TAX	-	-	98,619	65,209
CIVIL	583	568	159,534	212,299
TOTAL	583	568	634,276	695,501
CURRENT	-		317,452	330,188
NONCURRENT	583	568	316,824	365,313

Labor

In the current fiscal year a decrease in the provision for labor contingencies in the amount of R$47,974 was verified in the quarter. This variance is caused by recognition of monetary restatements and effects of the reassessment of contingent risks that determine the additional recognition for the provision in the amount of R$107,668 and by payments that amounted to R$155,859. The consolidated provision was increased by the amount of R$217 due to labor contingencies of VANT, that is a subsidiary of Brasil Telecom S.A.

The main objects that affect the provisions for labor claims are the following:

(i)

Additional Remuneration - related to the claim for payment of additional remuneration for hazardous activities, based on Law nr. 7,369/85, regulated by Decree nr. 93,412/86, due to the supposed risk of contact by the employee with the electric power system;

(ii)

Salary Differences and Consequences - related, mainly, to requests for salary increases due to supposedly unfulfilled union negotiations. They are related to the repercussion of the salary increase supposedly due on the others sums calculated based on the employees’ salaries;

(iii)

Career Plan - related to the request for application of the career and salaries plan for employees of the Brasil Telecom S.A. Santa Catarina Branch (formerly Telesc), with promotions for seniority and merit, supposedly not granted; and

(iv)	Joint Responsibility - related to the request to ascribe responsibility to the subsidiary, made by outsourced personnel, due to supposed nonobservance of their labor rights by their real employers.

Tax

In the end of quarter, there was an increase of R$32,649, represented by R$37,581 due to the opening balance of MetroRED and VANT, companies whose controlling interests were acquired in May of the current year, and a net decrease of R$4,169, related to the effect of revaluation of the cases risks and by payments amounted in R$763.

The main lawsuits provided for are as follows:

(i)	Social Security - Related to the non-collection of social security education allowance;

(ii)	Federal Revenue Department - Incorrect compensation of tax losses;

(iii)	State Revenue Department - Non-collection of differential in rate of ICMS; and

(iv)	CPMF - Non-collection of the contribution on financial activities.

Civel

The consolidated decrease in the current fiscal year up the end of quarter in the amount of R$49,727, is represented by reassessments of the contingency risks, which were reduced by recognition of monetary restatement, which resulted in a net decrease of R$39,831 and by payments totaling R$9,896. From the complement to the provision, R$350 belongs to the Company.

The lawsuits provided are the following:

(i)

Review of contractual conditions - Lawsuit where a company which, supplies equipment filed legal action against the subsidiary Brasil Telecom S.A., asking for a review of contractual conditions due to economic stabilization plans;

(ii)

Contracts of Financial Participation - It has been signed with TJ/RS the position related to the incorrect procedure previously adopted by the former CRT in processes related to the application of a rule enacted by the Ministry of the Communications. Such cases are in various phases: First instance, Court of Appeals and Higher Court of Appeals; and

(iii)

Other lawsuits - related to various ongoing lawsuits such as indemnification for pain and suffering and material damages to consumers, indemnification for contractual rescission, indemnification for accidents, as well as lawsuits that are in Special Civil Courts whose claims, separately, do not exceed forty minimum salaries.

Contingencies with a Possible Risk

The position of contingencies with degrees of risk considered to be possible, and therefore not recorded in the accounts, is the following:

PARENT COMPANY	CONSOLIDATED
NATURE	06/30/04	03/31/04	06/30/04	03/31/04
LABOR	-	-	629,405	664,897
TAX	-	-	1,059,101	891,215
CIVIL	176	171	821,490	783,740
TOTAL	176	171	2,509,996	2,339,852

Labor

The main objects that comprise the possible losses of a labor nature are related to additional remuneration for hazardous activities, promotions and joint responsibility, the evaluation of which processes by the legal assessors resulted in a level of risk of loss evaluated only as possible. In addition to the subjects cited, the request for remunerative consideration for hours of work supposedly exceeding the normal agreed workload of hours also contributed to the amount mentioned.

Tax

The main lawsuits considered as possible loss are presented as follows:

(i)	ICMS - On international calls;

(ii)	ICMS - Differential of rate in interstate acquisitions;

(iii)	ICMS - Exploitation of credits related to the acquisition of fixed assets for use and consumption;

(iv)	ISS (Service Tax) - Not collected and/or under-collected;

(v)	IRPJ and CSLL (Income and Social Contribution Taxes) - Monetary variation on credits overpaid in 1997 and 1998;

(vi)	INSS (Social Security) - Related to the Bresser and Summer Plans, as well as others social security and SAT;

(vii)	COFINS - Repass; and

(viii)	Withholding tax (IRRF) - Operations related to hedge for covering debts.

Civel

The main lawsuits are presented as follows:

(i)

Repayments resulting from PCT - the plaintiffs intend to pay the compensations related to the contracts resulting from the Community Telephony Program. Such proceedings are encountered in various phases: First instance, Court of Appeals and Higher Court of Appeals;

(ii)	Lawsuits of a consumerist nature;

(iii)

Contractual - Lawsuits related to the claim for a percentage resulting from the Real Plan, to be applied in a contract for rendering services, review of conversion of installments in URV and later in real, related to the supply of equipment and rendering of services; and

(iv)	Attendance for customers points - Public civil lawsuits arising from the closing of customer attendance points.

Contingencies with a Remote Risk

In addition to the claims mentioned, there are also contingencies considered to be of a remote risk to the amount of R$29,698 (R$28,864 on March 31, 2004) for Company and R$1,341,190 (R$1,378,480 on March 31, 2004) for Consolidated.

Letters of Guarantee

The Subsidiary Brasil Telecom S.A. has contracts for letters of guarantees signed with financial institutions, as a complementary guarantee for lawsuits in provisory execution, in the amount of R$192,260 (R$120.561 in March 31, 2004). Most of these contracts, representing 52%, have a stated period for termination during the next twelve months and the remainder is for an indeterminate period of time. The remuneration for these contracts varies between 0.75% p.a. and 4.00% p.a., representing an average weighted rate of 0.87% a.a.

The judicial deposits related with contingencies and contested taxes (suspended demand) are described in Note 21.

8. SHAREHOLDERS’ EQUITY

a. Capital

The Company is authorized to increase its capital by means of a resolution of the Board of Directors to a total limit of 700,000,000,000 (seven hundred billion) common or preferred shares, observing the legal limit of 2/3 (two thirds) for the issue of preferred shares without voting rights.

By means of a resolution of the General Shareholders’ Meeting or the Board of Directors, the Company's capital can be increased by the capitalization of retained earnings or prior reserves allocated by the General Shareholders’ Meeting. Under these conditions, the capitalization can be effected without modifying the number of shares.

The capital is represented by common and preferred stock, with no par value, and it is not mandatory to maintain the proportion between the shares in the case of capital increases.

By means of a resolution of the General Shareholders’ Meeting or the Board of Directors, preference rights can be excluded for the issue of shares, subscription bonuses or debentures convertible into shares in the cases stipulated in article 172 of Corporation Law.

The preferred shares do not have voting rights, except in the cases specified in the sole paragraphs of articles 11 and 14 of the bylaws, but are assured priority in receiving the minimum non-cumulative dividend of 6% per annum, calculated on the amount resulting from dividing the capital by the total number of Company shares, or, 3% per annum calculated on the amount resulting from dividing the net book shareholders’ equity by the total number of Company shares, whichever is greater.

Subscribed and paid-up capital as of the balance sheet date is R$2,568,240 (R$2,568,240 as of March 31, 2004) represented by shares without par value as follows:

In thousand of shares
TYPE OF SHARES	Total of Shares		Shares held in Treasury		Outstanding Shares
	06/30/04	03/31/04	06/30/04	03/31/04	06/30/04	03/31/04
Common	134,031,688	134,031,688	1,480,800	1,480,800	132,550,888	132,550,888
Preferred	226,007,753	226,007,753	-	-	226,007,753	226,007,753
TOTAL	360,039,441	360,039,441	1,480,800	1,480,800	358,558,641	358,558,641

	06/30/04	03/31/04
BOOK VALUE PER THOUSAND OUTSTANDING SHARES (R$)	17.32	17.14

b. Treasury stock

In the determination of the calculation of the book value per thousand of shares the shares held in treasury are maintained, which are originated from the following repurchasing program:

Stock Repurchase Program - Relevant Facts on 08/05/03
The Company’s Board of Directors approved, on the above mentioned dates, the proposals to repurchase preferred stock issued by the Company, for holding in treasury or cancellation or subsequent sale, under the following terms and conditions: (i) the retained earnings account represented the origin of the funds invested in purchasing the stock; (ii) the authorized quantity for the repurchase of Company stock for holding in treasury was limited to 10% of preferred shares outstanding in the market; and (iii) the period determined for the acquisition was 365 days, in accordance with CVM Instruction 390/03.

The repurchase of preferred and common shares issued by the Company for holding in treasury, is authorized up to the limit of 6,220,118,438 and 22,267,018,788 for each class of shares, respectively. To reach this limit, the Company could acquire the quantity of 4,739,318,438 common shares and the total limit authorized for repurchase of the preferred shares.

The exchange of the treasury shares is presented as follows:

	06/30/04		03/31/04
	Preferred shares (thousands)	Amount	Preferred shares (thousands)	Amount
Opening balance in the quarter	1,480,800	20,846	1,480,800	20,846
Number of shares replaced in circulation	-	-	-	-
Closing balance in the quarter	1,480,800	20,846	1,480,800	20,846

Cost of shares (R$)	06/30/04	03/31/04
Average	14.08	14.08
Minimum	12.40	12.40
Maximum	17.00	17.00
The unit cost of acquisition consider the totality of stock repurchase program.

There were no disposals of these purchased preferred shares up to the end of the quarter.

Market value of treasury shares

The market value of treasury shares at the balance sheet date was the following:

	06/30/04	03/31/04
Number of preferred shares in treasury (thousand of shares)	1,480,800	1,480,800
Quote per lot of thousand shares at BOVESPA (R$)	16,43	18.35
Market value	24,330	27,173

The Company maintains the balance of treasury stock in a separate account. For presentation purposes, the value of the treasury stock is deducted from the reserves that gave rise to it, and is presented as follows:

	RETAINED EARNINGS
	06/30/04	06/30/03
BOOK VALUE	2,429,155	2,364,215
TREASURY STOCK	(20,846)	(20,846)
NET BALANCE OF TREASURY STOCK	2,408,309	2,343,369

c. Capital Reserves

Capital reserves are recognized in accordance with the following practices:

Reserve for Premium on Subscription of Shares: results from the difference between the amount paid on subscription, and the portion allocated to capital.

Special Goodwill Reserve arising on merger: represents the net value of the contra entry of the goodwill recorded in deferred charges as provided by CVM Instructions 319/99 and 320/99. When the corresponding tax credits are used, the reserve is capitalized, annually, in the name of the controlling shareholder, observing the preferred rights of the other shareholders.

Other Capital Reserves: formed by the contra entry of the funds invested in income tax incentives.

d. Profit Reserves

The profit reserves are recognized in accordance with the following practices:

Legal Reserve: allocation of five percent of the annual net income, up to twenty percent of paid-up capital or thirty percent of capital plus capital reserves. The Legal Reserve is only used to increase capital, or to offset losses.

Unrealized profit reserve: recognized in the year in which the amount of the mandatory dividend, calculated in accordance with the statutory provisions or with article 202 of Law 6,404/76, exceeds the realized portion of net income. The reserve can offset losses in subsequent years or, when realized, comprise the calculation of net income adjusted for dividend payments. According to the restatement required by Law 10,303/1, the income recorded under the unrealized profit reserve as from 2002 financial year should be considered at the value of the dividend postponed. However the unrealized profit reserve formed under the previous regulations, when realized, will continue to form part of the calculation base for the dividends, this case of unrealized profit reserves existed in the Company.

Retained Earnings: Comprises the remaining balances of net income, adjusted according to the terms of article 202 of Law nr. 6,404/76, or by the recording of adjustments from prior years, if applicable.

e. Dividends and Interest on Shareholders’ Equity

The dividends are calculated in accordance with the Company bylaws and the corporate law. Mandatory minimum dividends are calculated in accordance with article 202 of Law 6,404/76, and the preferred or priority dividends are calculated in accordance with the Company bylaws. As a result of a resolution by the Board of Directors, the Company may pay or credit, as dividends, Interest on Shareholders’ Equity (JSCP), under the terms of article 9, paragraph 7, of Law number 9,249, dated December 26, 1995. The interests paid or credited will be offset against the minimum statutory dividend.

The JSCP credited to the shareholders and that will be allocated to dividends, net of income tax, as part of the proposed allocation of income for the current year that will be closed by the end of 2004, and to be submitted for approval of the general shareholder’s meeting, are as follows:

	06/30/04	06/30/03
INTERESTS ON SHAREHOLDERS’EQUITY - JSCP CREDITED	75,000	122,000
COMMON SHARES	27,986	45,632
PREFERRED SHARES	47,014	76,368
WITHHOLDING TAX (IRRF)	(11,250)	(18,300)
NET JSCP	63,750	103,700

9. OPERATING REVENUE FROM TELECOMMUNICATIONS SERVICES

CONSOLIDATED
	06/30/04	06/30/03
LOCAL SERVICE	3,294,793	3,112,601
Activation fees	18,481	13,745
Basic subscription	1,477,201	1,365,257
Measured service charges	685,883	660,000
Fixed to mobile calls - VC1	1,064,697	1,020,805
Rent	768	829
Other	47,763	51,965
LONG DISTANCE SERVICES	1,176,065	939,790
Inter-Sectorial Fixed	528,430	511,378
Intra-Regional Fixed (Inter-Sectorial)	186,258	170,823
Intra-Regional Fixed	73,540	-
Fixed to mobile calls - VC2 and VC3	375,307	257,317
International Fixed Fixed	12,250	272
International Fixed Mobile	280	-
INTERCONNECTION (USE OF THE NETWORK)	370,579	415,719
Fixed-Fixed	241,343	305,230
Mobile-Fixed	129,236	110,489
LEASE OF MEANS	118,518	102,816
PUBLIC TELEPHONE	227,238	186,866
DATA COMMUNICATIONS	475,759	353,471
SUPPLEMENTARY, INTELLIGENT NETWORK AND ADVANCED TELEPHONY SERVICES	203,169	164,731
OTHER SERVICES OF THE MAIN ACTIVITY	66,311	11,279
OTHER	13,818	13,171
GROSS OPERATING REVENUE	5,946,250	5,300,444
TAXES ON GROSS REVENUE	(1,649,326)	(1,454,668)
OTHER DEDUCTIONS FROM GROSS REVENUE	(59,029)	(57,205)
NET OPERATING REVENUE	4,237,895	3,788,571

10. COST OF SERVICES RENDERED

The costs incurred in the generation of services rendered are as follows:

CONSOLIDATED
	06/30/04	06/30/03
PERSONNEL	(57,829)	(57,577)
MATERIALS	(44,857)	(40,654)
THIRD-PARTY SERVICES	(312,909)	(285,848)
INTERCONNECTION	(1,041,580)	(855,250)
RENT, LEASING AND INSURANCE	(97,128)	(81,152)
CONNECTION MEANS	(77,834)	(81,720)
FISTEL	(6,606)	(6,181)
DEPRECIATION AND AMORTIZATION	(1,080,043)	(970,582)
OTHER	(3,596)	(3,245)
TOTAL	(2,722,382)	(2,382,209)

11. SELLING EXPENSES

The expenses related to commercialization activities are detailed according to the following nature:

CONSOLIDATED
	06/30/04	06/30/03
PERSONNEL	(63,461)	(63,513)
MATERIALS	(884)	(570)
THIRD-PARTY SERVICES	(203,127)	(159,964)
RENT, LEASING AND INSURANCE	(2,194)	(2,098)
PROVISION FOR DOUBTFUL ACCOUNTS	(877)	3,146
LOSSES ON ACCOUNTS RECEIVABLE	(182,094)	(132,946)
DEPRECIATION AND AMORTIZATION	(2,801)	(2,715)
OTHER	(336)	(256)
TOTAL	(455,774)	(358,916)

12. GENERAL AND ADMINISTRATIVE EXPENSES

The expenses related to administrative activities, which include the information technology expenses are detailed according to the following nature:

PARENT COMPANY	CONSOLIDATED
	06/30/04	06/30/03	06/30/04	06/30/03
PERSONNEL	(2,371)	(1,983)	(75,480)	(70,071)
MATERIALS	(34)	(56)	(2,113)	(1,654)
THIRD-PARTY SERVICES	(4,215)	(5,393)	(255,163)	(184,103)
RENT, LEASING AND INSURANCE	(921)	(1,440)	(20,552)	(35,106)
DEPRECIATION AND AMORTIZATION	(1,077)	(1,350)	(98,711)	(72,541)
OTHER	(5)	(15)	(2,052)	(451)
TOTAL	(8,623)	(10,237)	(454,071)	(363,926)

13. OTHER OPERATING INCOME (EXPENSES)

Following are presented the remaining income and expenses attributed to operational activities:

PARENT COMPANY	CONSOLIDATED
	06/30/04	06/30/03	06/30/04	06/30/03
TECHNICAL AND ADMINISTRATIVE SERVICES	190	676	31,935	15,428
OPERATIONAL INFRASTRUCTURE RENT AND OTHER TELECOM COMPANIES	-	-	14,286	21,816
FINES	-	(2)	37,100	35,887
RECOVERED TAXES AND EXPENSES	2,976	-	31,972	241
WRITE OFF OF REVENUE IN THE PROCESS OF CLASSIFICATION	-	-	-	9,984
GAIN/LOSS ON WRITE-OFF OF WAREHOUSE OF REPAIRS	-	-	(537)	(31)
TAXES (OTHER THAN ON GROSS REVENUE, INCOME AND SOCIAL CONTRIBUTION TAXES)	(39)	(392)	(21,229)	(15,416)
DONATIONS AND SPONSORSHIPS	-	-	(6,182)	(5,894)
CONTINGENCIES - PROVISION	(350)	-	(62,591)	(32.332)
PENSION PLANS - ADMINISTRATIVE COST	-	-	(3,647)	-
REVERSAL OF OTHER PROVISIONS	-	20	15,661	2,143
AMORTIZATION OF GOODWILL ON INVESTMENT ACQUISITION	(939)	(939)	(16,476)	(939)
SEVERANCE PAY	-	-	(32)	(397)
COURT FEES	-	-	(1,805)	(801)
WRITE-OFF OF AMOUNTS RECOVERABLE & OTHER CREDITS	(1,653)	-	(1,653)	-
OTHER REVENUE/EXPENSES	(207)	6,416	(6,514)	9,983
TOTAL	(22)	5,779	10,288	39,672

14. FINANCIAL INCOME (EXPENSES), NET

PARENT COMPANY	CONSOLIDATED
	06/30/04	06/30/03	06/30/04	06/30/03
FINANCIAL INCOME	164,531	205,143	329,271	205,484
LOCAL CURRENCY	155,659	202,442	269,862	160,828
ON RIGHTS IN FOREIGN CURRENCY	8,872	2,701	59,409	44,656
FINANCIAL EXPENSES	(139,436)	(236,291)	(667,535)	(754,158)
LOCAL CURRENCY	(63,192)	(64,234)	(409,171)	(439,326)
ON LIABILITIES IN FOREIGN CURRENCY	(1,244)	(50,057)	(102,547)	(109,058)
INTEREST ON EQUITY	(75,000)	(122,000)	(155,817)	(205,775)
TOTAL	25,095	(31,148)	(338,264)	(548,674)

The Interest on Shareholders’ Equity was reversed in the statement of income and deducted from retained earnings, in shareholders’ equity, in accordance with CVM Resolution 207/96.

15. NONOPERATING INCOME (EXPENSES)

PARENT COMPANY	CONSOLIDATED
	06/30/04	06/30/03	06/30/04	06/30/03
AMORTIZATION OF GOODWILL ON MERGER (CVM INSTRUCTION 319/99)	(105,526)	(105,526)	(200,190)	(200,190)
REVERSAL OF PROVISION FOR MAINTENANCE OF INTEGRITY OF SHAREHOLDERS’ EQUITY (CVM INSTRUCTION 349/01)	105,526	105,526	200,190	200,190
AMORTIZATION OF GOODWILL ON MERGER	-	-	(62,007)	(62,007)
PROVISION FOR REALIZABLE AMOUNT AND FIXED ASSET LOSSES	-	-	114	(794)
GAIN (LOSS) ON PERMANENT ASSET DISPOSALS	-	(91)	(61,116)	(17,481)
INVESTMENT LOSSES	(7,407)	1,064	(7,407)	1,064
PROVISION FOR INVESTMENT LOSSES *	(13)	(9)	(13,613)	(351)
OTHER NONOPERATING INCOME (EXPENSES)	-	-	(594)	2,158
TOTAL	(7,420)	964	(144,623)	(77,411)

In May of current fiscal year the subsidiary Brasil Telecom S.A. finalized the acquisition of total interest in the capital of VANT, whose negotiation for acquisition started at the end of the 2001fiscal year. At the time of acquisition VANT presented negative equity in the amount of R$ 14,208. The subsidiary recorded a provision in the amount of negative equity as nonoperating expenses, as well as the R$ 51,594 referring to the amount invested. Such amounts are recognized in the consolidated nonoperating expenses.

16. INCOME AND SOCIAL CONTRIBUTION TAXES

Income and social contribution taxes are booked on accrual basis, being temporary differences deferred. The provision for income and social contribution taxes recognized in the income statement are as follows:

PARENT COMPANY	CONSOLIDATED
	06/30/04	06/30/03	06/30/04	06/30/03
INCOME BEFORE TAXES AND AFTER PROFIT SHARING	116,131	89,617	103,390	75,715
Results of subsidiaries which not subject to income and social contribution taxes	-	-	19,670	-
Total of Taxable Income	116,131	89,617	123,060	75,715
EXPENSE RELATED TO SOCIAL CONTRIBUTION. TAX (10%+15%=25%)	(29,033)	(22,404)	(30,765)	(18,905)
PERMANENT ADDITIONS	(14,391)	(9,400)	(39,316)	(18,833)
Amortization of goodwill	(235)	(235)	(20,209)	(15,737)
Equity in subsidiaries	(11,843)	(9,163)	-	-
Nonoperating equity in subsidiaries	(1,852)	-	(2,044)	(1,557)
Provision for losses on investments	-	-	(12,899)	-
Other additions	(461)	(2)	(4,164)	(1,539)
PERMANENT EXCLUSIONS	-	26	8,404	2,433
Dividends on investments stated at cost/Dividends prescribed	-	-	90	1,786
Recoverable of federal taxes	-	-	4,567	-
Other exclusions	-	26	3,747	647
OTHER	12	-	1,204	-
EFFECT OF. INCOME TAX EXPENSE IN STATEMENT OF INCOME	(43,412)	(31,778)	(60,473)	(35,305)
EXPENSE RELATED TO SOCIAL CONTRIB. TAX (9%)	(10,452)	(8,066)	(11,075)	(6,814)
PERMANENT ADDITIONS	(5,016)	(3,384)	(13,161)	(6,304)
Amortization of goodwill	(85)	(85)	(7,275)	(5,665)
Equity in subsidiaries	(4,264)	(3,298)	-	-
Nonoperating equity in subsidiaries	(667)	-	(736)	(561)
Provision for losses on investments	-	-	(4,643)	-
Other additions	-	(1)	(507)	(78)
PERMANENT EXCLUSIONS	-	5	2,995	875
Dividends on investments stated at cost/Dividends prescribed	-	5	32	643
Recoverable of federal taxes	-	-	1,644	-
Other exclusions	-	-	1,319	232
OTHER	-	-	318	-
EFFECT OF SOCIAL CONTRIBUTION TAX STATEMENT OF INCOME	(15,468)	(11,445)	(20,923)	(12,243)
INCOME AND SOCIAL CONTRIBUTION TAX EXPENSE IN STATEMENT OF INCOME	(58,880)	(43,223)	(81,396)	(47,548)

17. CASH AND CASH EQUIVALENTS

PARENT COMPANY	CONSOLIDATED
	06/30/04	03/31/04	06/30/04	03/31/04
CASH	16	13	453	372
BANKS	72	381	72,030	309,618
TEMPORARY CASH INVESTMENTS	535,453	576,560	2,433,796	2,610,493
TOTAL	535,541	576,954	2,506,279	2,920,483

Temporary cash investments represent amounts invested in portfolios managed by financial institutions, and refer to federal bonds with average yield equivalent to interbank deposit rates (DI CETIP - CDI), contracts in the Futures and Commodities Exchange - BM&F, linked to foreign exchange variation and interest of around 5% p.a., and in the investment funds with exchange rate variation plus interest of 1% p.a to 3.125% p.a due to consolidated.

Cash Flow Statement

PARENT COMPANY	CONSOLIDATED
	06/30/04	06/30/03	06/30/04	06/30/03
OPERATING ACTIVITIES
NET INCOME FOR THE PERIOD	132,251	168,394	125,415	170,141
MINORITY PARTICIPATION	-	-	52,396	63,801
INCOME ITEMS THAT DO NOT AFFECT CASH FLOW	(60,368)	119,156	2,162,962	1,687,410
Depreciation and amortization	2,016	1,350	1,260,039	1,107,844
Losses on accounts receivable from services	-	-	189,250	132,946
Provision for doubtful accounts	-	-	877	(3,146)
Provision for contingencies	350	1	76,798	32,333
Deferred taxes	2,319	8,044	234,430	126,565
Income from writing off permanent assets	14	-	62,259	16,898
Financial charges	37,436	91	341,651	268,805
Equity gain (loss)	(109,910)	73,016	-	-
Gain with investments	7,407	37,718	(2,342)	-
Other expenses	-	(1,064)	-	5,165
CHANGES IN ASSETS AND LIABILITIES	163,004	39,845	(714,856)	(472,093)
CASH FLOW FROM OPERATIONS	234,887	327,395	1,625,917	1,449,259

FINANCING ACTIVITIES
Dividends/interest on equity paid during the period	(187,587)	(95,847)	(254,877)	(178,437)
Loans and financing	(31,120)	(29,512)	188,490	(452,778)
Loans obtained	-	-	1,168,567	23,683
Loans paid	-	(9)	(755,546)	(251,436)
Interest paid	(31,120)	(29,503)	(224,531)	(225,025)
Variation in shareholders’ equity	-	-	8,582	-
Stock repurchase	-	(4,734)	-	(4,734)
Other cash flow from loans	-	-	(1,698)	(10,153)
CASH FLOW FROM FINANCING	(218,707)	(130,093)	(59,503)	(646,102)

INVESTMENTING ACTIVITIES
Short-term financial investments	28,398	(16,366)	(4)	4,939
Providers of investments	211	(117)	50,974	(107,238)
Income obtained from the sale of permanent assets	-	9,080	3,763	12,860
Investments in permanent assets	(133)	(528)	(1,066,890)	(968,343)
Investments	(133)	(528)	(896,013)	(706,612)
Investments for acquisition of subsidiaries	-	-	(170,877)	(261,731)
Value of acquisition	-	-	(174,542)	(295,194)
Cash and cash equivalents agregated	-	-	3,665	33,463
Other cash flow from investments	(6)	(14)	(4,634)	(4,000)
CASH FLOW FROM INVESTMENTS	28,470	(7,945)	(1,016,791)	(1,061,782)

CASH FLOW FOR THE PERIOD	44,650	189,357	549,623	(258,625)

CASH AND CASH EQUIVALENTS
Closing balance	535,541	362,620	2,506,279	1,337,538
Opening balance (in December 31)	490,891	173,263	1,956,656	1,596,163
VARIATION IN CASH AND CASH EQUIVALENTS	44,650	189,357	549,623	(258,625)

18. TRADE ACCOUNTS RECEIVABLE

The amounts related to accounts receivable are as follows:

CONSOLIDATED
	06/30/04	03/31/04
UNBILLED AMOUNTS	777,585	763,568
BILLED AMOUNTS	1368,356	1,335,395
ALLOWANCE FOR DOUBTFUL ACCOUNTS	(185,368)	(176,725)
TOTAL	1,960,573	1,922,238
CURRENT	1,289,870	1,271,701
PAST DUE - 01 TO 30 DAYS	337,558	340,912
PAST DUE - 31 TO 60 DAYS	135,093	130,896
PAST DUE - 61 TO 90 DAYS	76,959	91,613
PAST DUE - 91 TO 120 DAYS	88,381	71,406
PAST DUE - OVER 120 DAYS	218,080	192,435

19. LOANS AND FINANCING - ASSETS

PARENT COMPANY	CONSOLIDATED
	06/30/04	03/31/04	06/30/04	03/31/04
LOANS
LOANS TO SUBSIDIARY	91,835	85,584	-	-
LOANS	126,637	126,637	137,077	136,781
FINANCING
DEBENTURES OF SUBSIDIARY	1,383,439	1,334,489	-	-
TOTAL	1,601,911	1,546,710	137,077	136,781
CURRENT	-	-	2,511	2,439
NONCURRENT	1,601,911	1,546,710	134,566	134,342

The loans and financing account includes the amount of R$126,637 (R$126,637 on March 31, 2004), related to the assets transferred to Brasil Telecom Participações S.A. in the TELEBRÁS spin-off process, referring to liabilities of Telebrasília Celular S.A. and Telegoiás Celular S.A. through a repass of funds for financing their expansions. These amounts are subject to exchange variation plus interest between 11.55% p.a., and the semiannual Libor rate plus 1% or 1.5% per year. These loans are being challenged in the courts by the holding company of the aforementioned mobile cellular operators, and therefore are not being received. According to the opinion of the Company’s legal counselors, there are no expectations of loss in relation to these receivables.

The income related to the restatement of the charges on these loans receivable is being deferred for tax purposes, and the corresponding deferred income and social contribution taxes are recognized.

The amounts related to loans and debentures receivable from the Subsidiary until June 30, 2004, in the amount of R$483,213 (R$433,264 in March 31, 2004), are being presented in the noncurrent assets, in accordance with the article Nr. 179, under the Corporate Law.

20. DEFERRED AND RECOVERABLE TAXES

Deferred income related to income and social contribution taxes

PARENT COMPANY	CONSOLIDATED
	06/30/04	03/31/04	06/30/04	03/31/04
SOCIAL CONTRIBUTION TAX
DEFERRED SOCIAL CONTRIBUTION TAX on:
Provision for contingencies	52	51	53,633	9,461
Allowance for doubtful accounts	-	-	16,553	62,249
Negative calculation base	-	-	13,338	15,905
Provision for employee profit sharing	134	285	2,537	3,034
Unrealized revenue	-	-	-	1,388
Goodwill on Bluetel acquisition (CVM Instr. 349/01)	9,498	14,246	9,498	14,246
Goodwill on CRT acquisition	-	-	24,139	28,399
Provision for pension plan actuarial insufficiency coverage	-	-	45,891	44,729
Other provisions	33	-	13,047	15,652
SUBTOTAL	9,717	14,582	178,636	195,063
INCOME TAX
DEFERRED INCOME TAX on:
Provision for contingencies	146	142	148,981	172,913
Allowance for doubtful accounts	-	-	45,980	44,180
Tax loss carryforwards	-	-	30,493	24,675
Provision for employee profit sharing	224	480	5,644	6,325
Unrealized revenue	-	-	-	3,859
ICMS - 69/98 Agreement	-	-	44,348	41,471
Goodwill on Bluetel acquisition (CVM Instr. 349/01)	26,381	39,572	26,381	39,572
Goodwill on CRT acquisition	-	-	67,053	78,886
Provision for pension plan actuarial insufficiency coverage	-	-	127,476	124,247
Provision for COFINS/CPMF suspended collection	-	-	14,113	13,724
Other provisions	92	-	34,739	41,976
SUBTOTAL	26,843	40,194	545,208	591,828
TOTAL	36,560	54,776	723,844	786,891
CURRENT	36,560	54,776	356,803	404,013
NONCURRENT	-	-	367,041	382,878

The periods during, which the deferred tax assets corresponding to income tax and social contribution on net income (CSLL) are expected to be realized, are shown below, which are derived from temporary differences between book income according on the accrual basis and taxable income. The realization periods are based on a technical study using forecast future taxable income, generated in financial years when the temporary differences will become deductible expenses for tax purposes. This asset is maintained according to the requirements of CVM Instruction 371/02, being a technical study annually, when the closing of the fiscal year, submited to approval of the Executive Board, Board of Directors as well as the fiscal council.

PARENT COMPANY	CONSOLIDATED
2004	36,103	246,982
2005	457	200,732
2006	-	52,342
2007	-	40,530
2008	-	39,347
2009 to 2011	-	47,535
2012 to 2013	-	19,275
After 2013	-	77,101
TOTAL	36,560	723,844
CURRENT	36,560	356,803
NONCURRENT	-	367,041

The recoverable amount foreseen after the year 2013 is a result of a provision to cover an actuarial insufficiency of the pension plan, that is being settled by Brasil Telecom S.A. according to the maximum period established by the Supplementary Pensions Department (“SPC”), which is 17 years and 9 months. Despite the time limit stipulated by the SPC and according to the estimated future taxable income, the subsidiary presents conditions to fully offset the deferred taxes in a period lower than ten years, if it opts to fully anticipate the payment of the debt. Tax credits in the amount of R$103,358, attributed to the Consolidation were not recorded, due to the history of losses or uncertainties of taxable income in the next ten years in VANT, MetroRED, BrT CSH, BrT CS Ltda. and Freelance S.A., indirect subsidiaries.

Other Tax Carryforwards
It is comprised of Federal withholding taxes and payments made, calculated based on legal estimates, which will be offset against future tax obligations. The ICMS recoverable arises, for the most part, from credits recorded in the acquisition of fixed assets, whose compensation with ICMS payable may occur in up to 48 months, according to Complementary Law Nr. 102/00.

PARENT COMPANY	CONSOLIDATED
	06/30/04	03/31/04	06/30/04	03/31/04
INCOME TAX	288,653	278,402	381,131	355,225
SOCIAL CONTRIBUTION TAX	11,646	11,546	18,724	33,082
ICMS (state VAT)	80	58	367,798	347,303
PIS AND COFINS	-	-	65,325	61,528
OTHER	9	9	3,980	4,296
TOTAL	300,388	290,015	836,958	801,434
CURRENT	87,983	85,341	413,039	381,453
NONCURRENT	212,405	204,674	423,919	419,981

21. JUDICIAL DEPOSITS

Balances of judicial deposits related with contingencies and contested taxes (suspended demand):

PARENT COMPANY	CONSOLIDATED
NATURE OF RELATED LIABILITIES	06/30/04	03/31/04	06/30/04	03/31/04
LABOR	2	2	301,364	257,992
CIVIL	-	-	49,699	40,174
TAX
CHALLENGED TAXES - ICMS 69/98 AGREEMENT	-	-	177,285	165,779
OTHER	-	-	58,413	57,086
TOTAL	2	2	586,761	521,031
CURRENT	-	-	158,325	117,979
NONCURRENT	2	2	428,436	403,052

22. OTHER ASSETS

PARENT COMPANY	CONSOLIDATED
	06/30/04	03/31/04	06/30/04	03/31/04
DIVIDENDS/INTERST ON SHAREHOLDERS’ EQUITY RECEIVABLE	133,690	271,785	-	-
RECEIVABLES FROM OTHER TELECOM COMPANIES	-	-	106,237	114,220
ADVANCES TO SUPPLIERS	-	-	105,660	21,042
CONTRACTUAL GUARANTEES AND RETENTIONS	-	-	39,720	50,711
ADVANCES TO EMPLOYEES	85	34	23,689	20,361
RECEIVABLES FROM SALE OF ASSETS	-	-	13,560	11,800
PREPAID EXPENSES	8,945	7,143	104,904	72,369
ASSETS FOR SALE	-	-	19,061	1,272
TAX INCENTIVES	-	-	18,315	18,315
COMPULSORY DEPOSITS	-	-	1,750	1,750
OTHER	3,656	284	14,193	12,108
TOTAL	146,376	279,246	447,089	323,948
CURRENT	142,944	275,693	250,431	124,780
NONCURRENT	3,432	3,553	196,658	199,168

23. INVESTMENTS

PARENT COMPANY	CONSOLIDATED
	06/30/04	03/31/04	06/30/04	03/31/04
INVESTMENT VALUED USING THE EQUITY METHOD	4,402,737	4,377,469	-	-
BRASIL TELECOM S.A.	4,362,610	4,377,543	-	-
NOVA TARRAFA PARTICIPAÇÕES LTDA.	37,011	37,010	-	-
NOVA TARRAFA INC.	3,116	2,916	-	-
GOODWILL ON ACQUISITION OF INVESTMENTS	2,661	3,131	220,268	116,417
CRT	2,661	3,131	2,661	3,131
IBEST GROUP	-	-	99,560	105,292
BRT CABOS SUBMARINOS GROUP	-	-	7,681	7,994
MTH Ventures do Brasil	-		110,366
INVESTMENTS VALUED USING THE ACQUISITION COST	6,911	6,911	242,883	183,668
TAX INCENTIVES (NET OF ALLOWANCE FOR LOSSES)	1,724	1,729	29,010	29,510
OTHER INVESTMENTS	-	-	373	350
TOTAL	4,414,033	4,389,240	492,534	329,945

Investments valued using the equity method: comprise the Company’s ownership interest in its subsidiaries Brasil Telecom S.A., Nova Tarrafa Participações Ltda., and Nova Tarrafa Inc., the principal data of which are as follow:

	BT S.A.	NTP (Ltda.)	NTI
SHAREHOLDERS’ EQUITY	6,590,771	37,011	3,116
CAPITAL	3,401,245	32,625	3,116
BOOK VALUE PER SHARE/SHAREQUOTA (R$)	0,012	1,13	3,106,69
NET INCOME/(LOSS) IN THE QUARTER	154,465	(5)	-
NUMBER OF SHARES/SHAREQUOTAS HELD BY COMPANY
COMMON SHARES	247,276,293,056	-	1,003
PREFERRED SHARES	112,516,805,791	-	-
SHAREQUOTAS	-	32,624,928	-
OWNERSHIP % IN SUBSIDIARY’S CAPITAL (1)
IN TOTAL CAPITAL	66.03%	99.99%	100%
IN VOTING CAPITAL	99.07%	99.99%	100%
DIVIDENDS/INTEREST ON Shareholders’ Equity RECEIVABLE	133.690	-	-
(1) It considers the capital stock in circulation.

The following valued compose the Equity Method:

	OPERATING		NONOPERATING
	06/30/04	03/31/04	06/30/04	03/31/04
BRASIL TELECOM S.A.	109,696	87,826	(7,407)	(11,276)
NOVA TARRAFA PARTICIPAÇÕES LTDA.	(5)	(5)	-	-
NOVA TARRAFA INC.	219	19	-	-
TOTAL	109,910	87,840	(7,407)	(11,276)

Investments valued using the cost: ownership interest obtained by converting into shares or capital quotas the tax incentive investments in regional FINOR/FINAM funds, or those investments based on the Law of Incentive to Information Technology Companies, or the Audiovisual Law.

Tax incentives: arise from investments in FINOR/FINAM and audiovisual funds, originated in the investment of allowable portions of income tax due.

Other investments: are related to collected cultural assets.

24. PROPERTY, PLANT AND EQUIPMENT

PARENT COMPANY
NATURE	06/30/04				03/31/04
	Annual depreciation rates	Cost	Accumulated depreciation	Net book value	Net book value
BUILDINGS	4%	3	(3)	-	-
ASSETS FOR GENERAL USE	5% - 20%	52,973	(51,353)	1,620	2,036
OTHER ASSETS	20%(1)	3,855	(3,819)	36	36
TOTAL		56,831	(55,175)	1,656	2,072
(1) Taxa anual média ponderada.

CONSOLIDATED
NATURE	06/30/04				03/31/04
	Annual depreciation rates	Cost	Accumulated depreciation	Net book value	Net book value
CONSTRUCTION IN PROGRESS	-	615,057	-	615,057	443,374
PUBLIC SWITCHING EQUIPMENT	20%	4,924,238	(4,141,062)	783,176	858,640
EQUIPMENTS AND TRANSMISSION MEANS	17,9%(1)	10,663,852	(7,097,881)	3565,971	3,679,421
TERMINATORS	20%	472,507	(405,472)	67,035	72,059
DATA COMMUNICATION EQUIPMENT	20%	1,176,498	(472,721)	703,777	677,585
BUILDINGS	4%	893,943	(488,193)	405,750	435,235
INFRASTRUCTURE	9,2%(1)	3,506,916	(1,750,101)	1,756,815	1,694,163
ASSETS FOR GENERAL USE	18,2%(1)	814,919	(521,395)	293,524	269,767
LAND	-	86,320	-	86,320	87,077
OTHER ASSETS	19,6%(1)	782,890	(300,874)	482,016	472,560
TOTAL		23,937,140	(15,177,699)	8,759,441	8,689,881
(1) Taxa anual média ponderada.

In 2004, considering the current technological stage of the telecommunications equipment, the Subsidiary Brasil Telecom S.A., based on technical report issued by Instituto Nacional de Tecnologia, in January 12, 2004, decided to changed the depreciation rates of some equipment, covering underground systems, and metallic, coaxial and optic cables. This change generated a reduction in income, net of taxes, in the amount of R$147,154.

According to the STFC concession contracts, the subisidiary’s assets (Brasil Telecom S.A.) that are indispensable to providing the service, and qualified as “reversible assets” at the time of expiry of the concession will automatically revert to ANATEL, the subisidiary being entitled to the right to the compensation stipulated in the legislation and the corresponding contracts.

Rent Expenses

The Company rents properties, posts, access through third-party land areas (roads), equipment and connection means, formalized through several contracts, which mature on different dates. Some of these contracts are intrinsically related to the provision of services and are long-term agreements. Total rent expenses related to such contracts amount to R$42 (R$12 in 2003) for the Company and R$109,649 (R$90,936 in 2003) for the consolidated.

Leasing

The Company and the subsidiary Brasil Telecom S.A. have lease contracts for information technology equipment. This type of leasing is also used for aircraft to be used by the Company and the subsidiary in consortium with other companies, where the participation is 15.6% for the Company and 54.4% for the subsidiary. Leasing expenses recorded in the quarter amounted to R$10,048 (R$21,390 in 2003) for the consolidated.

Insurance - Not revised

An insurance policy program is maintained for covering reversible assets and loss of profits as established in the Concession Contract with the government. Insurance expenses in the quarter were R$879 (R$537 in 2003) for the Company and R$5,947 (R$5,069 in 2003) for the consolidated.

The assets, responsibilities and interests covered by insurance are the following:

Type	Cover	Amount insured
		06/30/04	03/31/04
Operating risks	Buildings, machinery and equipment, installations, call centers, towers, infrastructure and information technology equipment	11,548,323	11,526,140
Loss of profit	Fixed expenses and net income	7,370,615	7,370,615
Performance bonds	Compliance with contractual obligations	120,870	120,870

Insurance policies are also in force for third party liability and officers' liability, the amount insured being the equivalent of US$15,000,000.00 (fifteen million US dollars).

There is no contractual civil liability insurance to cover clients in the case of claims or judicial suits, or optional third party liability for third party claims involving Company vehicles.

25. DEFERRED CHARGES

PARENT COMPANY
	06/30/04			03/31/04
	Cost	Accumulated Amortization	Net book Value	Net book Value
INSTALLATION AND REORGANIZATION COSTS	-	-	-	963
DATA PROCESSING SYSTEMS	147	(44)	103	110
TOTAL	147	(44)	103	1,073

CONSOLIDATED
	06/30/04			03/31/04
	Cost	Accumulated Amortization	Net book Value	Net book Value
GOODWILL ON CRT MERGER	620,073	(444,386)	175,687	206,691
INSTALLATION AND REORGANIZATION COSTS	148,361	(20,992)	127,369	102,813
DATA PROCESSING SYSTEMS	483,960	(127,838)	356,122	313,062
OTHER	14,799	(6,344)	8,455	8,349
TOTAL	1,267,193	(599,560)	667,633	630,915

The goodwill arose from the merger of CRT into the subsidiary Brasil Telecom S.A and the amortization is being carried out over five years, based on the expected future profitability of the acquired investment.

26. PAYROLL AND RELATED CHARGES

PARENT COMPANY	CONSOLIDATED
	06/30/04	03/31/04	06/30/04	03/31/04
SALARIES AND COMPENSATION	27	-	1,758	632
PAYROLL CHARGES	334	248	71,976	55,945
BENEFITS	25	17	4,599	3,954
OTHER	-	213	6,572	7,043
TOTAL	386	478	84,905	67,574
CURRENT	386	478	80,068	62,712
NONCURRENT	-	-	4,837	4,862

27. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

PARENT COMPANY	CONSOLIDATED
	06/30/04	03/31/04	06/30/04	03/31/04
TRADE ACCOUNTS PAYABLE	662	2,274	1,108,917	1,056,318
THIRD-PARTY CONSIGNMENTS	126	104	70,820	73,080
TOTAL	788	2,378	1,179,737	1,129,398
CURRENT	788	2,378	1,179,341	1,127,824
NONCURRENT	-	-	396	1,574

The amounts recorded under long-term are derived from liabilities to remunerate the third party network, the settlement of which depends on verification between the operators, such as the reconciliation of traffic.

28. INDIRECT TAXES

PARENT COMPANY	CONSOLIDATED
	06/30/04	03/31/04	06/30/04	03/31/04
ICMS (STATE VAT)	58	58	983,813	936,354
TAXES ON OPERATING REVENUES (COFINS/PIS)	5,310	4,283	152,675	145,762
OTHER	-	3	22,432	21,820
TOTAL	5,368	4,344	1,158,920	1,103,936
CURRENT	5,368	4,344	504,411	479,399
NONCURRENT	-	-	654,509	624,537

In 2003 the subsidiary Brasil Telecom S.A. paid PIS and COFINS taxes in installments, previously settled through offsetting tax credits, the ratification of which was refused by the Federal Revenue department, at the administrative level. The payment in installments was included in the Program for Tax Recovery (“REFIS”) and Special Payment in Installments (“PAES”). The amount divided into installments through REFIS totaled R$8,332 (R$10,921 in March 31, 2004) with the period for amortization established at 9 monthly payments, and the Company still needs to pay R$43,182 (R$43,395 in March 31, 2004) for the remaining 108 months. The balances payable for both programs are charged interest at the long-term interest rate (TJLP).

With respect to the tax credits that were refused, the subsidiary has lodged appeals at the judicial level for restitution or future compensation.

The long-term portion refers to ICMS (State VAT) on the 69/98 Agreement, which is being challenged in court, and is being deposited in escrow. It also includes the ICMS deferral, based on incentives by the government of the State of Paraná.

29. TAXES ON INCOME

PARENT COMPANY	CONSOLIDATED
	06/30/04	03/31/04	06/30/04	03/31/04
SOCIAL CONTRIBUTION TAX
LAW 8,200/91 - SPECIAL MONETARY RESTATEMENT	-	-	3,699	3,509
UNEARNED FINANCIAL INCOME	10,849	10,323	10,849	10,323
OTHER DEFERRED AMOUNTS	5,447	6,245	6,519	6,845
SUBTOTAL	16,296	16,568	21,067	20,677
INCOME TAX
LAW 8,200/91 - SPECIAL MONETARY RESTATEMENT	-	-	10,275	9,746
UNEARNED FINANCIAL INCOME	30,136	28,674	30,136	28,674
SUSPENDED LIABILITIES	15,676	-	17,598	17,104
OTHER DEFERRED AMOUNTS	-	17,320	19,247	19,264
SUBTOTAL	45,812	45,994	77,256	74,788
TOTAL	62,108	65,562	98,323	95,465
CURRENT	21,123	23,565	28,906	29,244
NONCURRENT	40,985	38,997	69,417	66,221

30. DIVIDENDS INTEREST ON Shareholders’ Equity AND EMPLOYEE PROFIT SHARING

PARENT COMPANY	CONSOLIDATED
	06/30/04	03/31/04	06/30/04	03/31/04
MAJORITY SHAREHOLDERS	12,920	51,580	12,920	51,580
MINORITY SHAREHOLDERS	76,267	225,507	181,126	402,978
TOTAL OF SHAREHOLDERS	89,187	277,087	194,046	454,558
EMPLOYEES AND MANAGEMENT PROFIT SHARING	1,494	3,168	32,819	37,653
TOTAL	90,681	280,255	226,865	492,211

31. LOANS AND FINANCING (INCLUDING DEBENTURES)

PARENT COMPANY	CONSOLIDATED
	06/30/04	03/31/04	06/30/04	03/31/04
FINANCING	545,867	545,824	3,892,543	3,846,523
ACCRUED INTEREST	117,972	96,512	451,015	436,747
TOTAL	663,839	642,336	4,343,558	4,283,270
CURRENT	217,852	200,232	1,210,368	1,723,534
NONCURRENT	445,987	442,104	3,133,190	2,559,736

Financing

PARENT COMPANY	CONSOLIDATED
	06/30/04	03/31/04	06/30/04	03/31/04
BNDES	-	-	1,804,841	1,912,818
DEBENTURES	663,271	641,813	1068,352	1,599,540
FINANCIAL INSTITUTIONS	-	-	1,430,178	766,412
SUPPLIERS	568	523	40,187	4,50
TOTAL	663,839	642,336	4,343,558	4,283,270

Financing denominated in local currency: bear fixed interest rates of 14% p.a. bear interest based on TJLP (Long-term interest rates) plus 3.85% to 6.5% p.a., UMBNDES (unit of the National Social and Economic Development Bank) plus 3.85% p.a. to 6.5% p.a., 109% of CDI and General Market Price Index (IGP-M) plus 12% p.a. resulting in an average rate of 14.3% p.a.

Financing denominated in foreign currency: bear fixed interest rates of 1.75% to 9.38% p.a., resulting in an average rate of 8.6% p.a. and variable interest rates of LIBOR plus 0.5% to 4.0% p.a. over the LIBOR, resulting in an average rate of 2.1% p.a. The LIBOR rate on June 30, 2004 for semiannual payments was 1.83% p.a.

Debentures

Company: In 2000, the Company issued debentures convertible into preferred shares and the purpose of the funds was financing part of the investment program of subsidiary Brasil Telecom S.A. The restated balance of the debentures, amounting to R$ 663,271, will be amortized in three installments, maturing in July in years 2004, 2005 and 2006. The debentures yield TJLP plus 4% p.a., payable semiannually. The portion of the interest attributed to TJLP variation exceeding 6% p.a., will be capitalized to the debentures balance.

Subsidiary Brasil Telecom S.A.: - The issued 40,000 non-convertible debentures without renegotiation clause, with a unit face value of R$10, totaling R$400,000, issued on December 1, 2002. The maturity period is two years, coming to due on December 1, 2004. Remuneration corresponds to an interest rate of 109% of the CDI, payable half-yearly on June 1 and December 1, as from the date of initial distribution to the maturity of the debentures.

Repayment Schedule

The long-term portion is scheduled to be paid as follows:

PARENT COMPANY	CONSOLIDATED
	06/30/04	03/31/04	06/30/04	03/31/04
2005	199,127	192,697	651,265	697,622
2006	246,787	249,330	695,702	750,763
2007	73	77	536,743	487,670
2008	-	-	75,337	14,018
2009	-	-	74,411	13,172
2010	-	-	71,981	13,172
2011 and after	-	-	1,027,751	583,319
TOTAL	445,987	442,104	3,133,190	2,559,736

Currency/index debt composition

PARENT COMPANY	CONSOLIDATED
Restated by	06/30/04	03/31/04	06/30/04	03/31/04
TJLP (Long-term interest rate)	663,271	641,813	2,247,468	2,318,160
UMBNDES (BNDES Basket of Currencies)	-	-	195,151	197,291
UMBNDES HEDGE	-	-	25,492	39,180
CDI	-	-	405,082	957,727
US DOLLARS	568	523	817,848	723,967
US DOLLARS HEDGE	-	-	3,775	7,693
IENES	-	-	622,047	-
Hedge in IENES	-	-	(10,266)	-
IGP-M	-	-	18,853	19,875
OTHER	-	-	18,108	19,377
TOTAL	663,839	642,336	4,343,558	4,283,270

Guarantees

The financing contracted by the Subsidiary is guaranteed by collateral of credit rights derived from the provision of telephone services and the Company’s guarantee.

The subsidiary has hedge contracts on 25% (26% for Consolidated) of its dollar-denominated and iene loans and financing with third parties and 78% of the debt in UMBNDES (basket of currencies) with the BNDES, to protect against significant fluctuations in the quotations of these debt restatement factors. The gains and losses on these contracts are recognized on the accrual basis.

32. LICENSES TO EXPLOIT SERVICES

Represented by the terms signed by the subsidiary 14 Brasil Telecom Celular S.A. totally subsidiary by Brasil Telecom S.A. with ANATEL, to offer SMP Services for the next the fifteen years in the same area of operation where the subsidiary has a concession for fixed telephony. Of the contracted value 10% was paid at the time of signing the contract, and the remaining balance was fully recognized in the subsidiary’s liabilities to be paid in six equal, consecutive annual installments, with maturities foreseen for the years 2005 to 2010. The remaining balance is adjusted by the variation of IGP-DI, plus 1% per month.

During the second quarter of this year new authorizations were contracted for certain frequency bands in the total amount of R$28,624. The rights to explore it are the same as the previous authorizations, payment conditions, and the maturities of the installments of these new authorizations are foreseen for the years from 2007 to 2012.

33. PROVISIONS FOR PENSION PLANS

Liability formed by Brasil Telecom S.A. due to the actuarial deficit of the social security plans managed by BrTPREV and to SISTEL foundations, appraised by independent actuaries at the end of each fiscal year and in agreement with Deliberation CVM 371/00. On the liabilities registered are recognized the inflation effects based on the fluctuation of INPC, bear fixed interest rates of 6% per annum, according to accrual basis, being recorded in income statement of quarterly the amount of R$32,388. The contribution paid to BrTPREV on the current quarterly totalled R$45,591 for the coverage of administrative costs, which were recorded in the income statement.

The funds for sponsored supplementary pensions are detailed in Note 6.

CONSOLIDATED
	06/30/04	03/31/04
FCRT - BrTPREV	491,093	495,247
SISTEL - PAMEC	1,794	1,740
TOTAL	492,887	496,987
CURRENT	28,022	28,022
NONCURRENT	464,865	468,965

34. DEFERRED INCOME

There are contracts with Brasil Telecom S.A. and it’s subsidiaries related to the cession of telecommunications means, for which the customers made advances aimed at obtaining benefits in the future, forecast for realization in the following periods:

CONSOLIDATED
	06/30/04	03/31/04
2004	6,287	1,508
2005	4,764	1,910
2006	4,764	807
2007	4,764	807
2008	4,763	807
2009	4,763	807
2010	4,763	806
2011 and after	29,179	4,024
Total	64,047	11,476

35. OTHER LIABILITIES

PARENT COMPANY	CONSOLIDATED
	06/30/04	03/31/04	06/30/04	03/31/04
SELF-FINANCING FUNDS	-	-	24,143	24,143
SELF-FINANCING INSTALLMENT REIMBURSEMENT - PCT	-	-	4,829	6,291
LIABILITIES WITH OTHER TELECOM COMPANIES	-	-	9,522	9,487
LIABILITIES FOR ACQUISITION OF ASSETS	-	-	41,075	37,502
LIABILITIES FOR ACQUISITION OF TAX CREDITS	-	-	20,897	20,898
BANK TRANSFER AND DUPLICATE RECEIPTS IN PROCESS	-	-	8,152	7,791
CPMF - SUSPENDED COLLECTION	-	-	23,814	23,352
PREPAYMENTS	-	-	1,697	1,063
OTHER TAXES PAYABLE	-	-	150	150
OTHER	1,036	326	828	1,529
TOTAL	1,036	326	135,107	132,206
CURRENT	1,036	326	70,572	72,232
NONCURRENT	-	-	64,535	59,974

Self-financing funds – Rio Grande do Sul Branch

They correspond to the credits of financial participation, paid by engaged subscribers, for acquisition of the right of use of switched fixed phone service, still under the elapsed self-financing modality. It happened that, as the shareholders of the subsidiary Brasil Telecom S.A. Branch Rio Grande do Sul (former CRT) had fully subscribed the capital increase made to repay in shares the credits for financial participation, on shares remained to be delivered to the engaged subscribers. Part of these engaged subscribers, who did not accept the Public Offer by the Company for devolution of the referred credits in money, as established in article 171, paragraph 2, of Law Nr. 6,404/76, are awaiting resolution of the ongoing lawsuit, filed by the Public Prosecution Service and Others, aiming at reimbursement in shares.

Self-financing Installment Reimbursement - PCT

Refers to the payment, either in cash or as offset installments in invoices for services, to prospective subscribers of the Community Telephony Plan - PCT, to compensate the original obligation of repayment in shares. In these cases settlements were agreed or there are judicial rulings.

36. FUNDS FOR CAPITALIZATION

Self-financing funds

The expansion plans (self-financing) were the means by which the telecommunications companies financed network investments. With the issue of Administrative Rule nr. 261/97 by the Ministry of Communications, this mechanism for raising funds was eliminated, and the existing consolidated amount of R$7,974 (R$7,974 in March 31, 2004) is derived from plans sold prior to the issue of the Administrative Rule, the corresponding assets to which are already incorporated in the Company’s fixed assets through the Community Telephone Plant - PCT. For reimbursement in shares, it is necessary to await the judicial ruling on the suits brought by the interested parties.

37. EARNING BEFORE INTEREST, TAX, DEPRECIATION AND AMORTIZATION - EBITDA

The consolidated EBITDA, reconciled with the operatingl income, is as follows:

CONSOLIDATED
	06/30/04	06/30/03
OPERATING INCOME	277,692	174,519
FINANCIAL EXPENSES, NET	338,264	548,674
DEPRECIATION	1,181,556	1,045,838
AMORTIZ. OF GOODWILL IN ACQUISITION. OF INVESTIMENTS (1)	16,476	939
EBITDA	1,813,988	1,769,970

NET REVENUE	4,237,895	3,788,571

MARGIN EBITDA	42.8%	46.7%
(1) It does not include the amortization of special goodwill of incorporation registered in account of the deferred asset, in the permanent assets, whose amortization expense composes the nonoperating income.

38. COMMITMENTS

Services Rendered due to Acquisition of Assets

BrT SCS Bermuda acquired fixed assets from an already existing company. Together with the assets of underwater cables acquired, it assumed the obligation of providing data traffic services, initially contracted with the company that sold the assets, which was a beneficiary of the financial resources of the respective advances. The time remaining for the providing of such assumed services is around twenty years.

39. SUBSEQUENT EVENTS

Contracting of financing

On July 19, 2004, BNDES approved financing of R$1.26 billion for the subsidiary Brasil Telecom S.A. which will be used for investments in the fixed telephony plant and operational improvements to comply with the targets set in the General Plan of Universalization Targets - PGMU and in the General Plan of Quality Targets - PGMQ. The financing will be directly with BNDES for a total period of six and a half years, with a grace period of one and a half years. The cost of the financing will be the long-term interest rate (TJLP) plus 5.5% p.a. for 80% of the total financing and a basket of currencies plus 5.5% for the remaining 20%. The entry of the funds is forecast to occur between 2004 and 2006.

Issue of debentures

On July 8, 2004, the subsidiary Brasil Telecom S.A. applied to the Brazilian Securities Commission (CVM) for the registration of the public distribution of the fourth issue of debentures (third public issue). The issue will be for R$500 million, in a single series, constituted by 50,000 debentures with a nominal unit value of R$10. The debentures will be nominative, indentured, unsecured, nonconvertible into shares and guaranteed by a surety from the Company. The remuneration of the debentures will be defined in a bookbuilding process to be carried out by the Coordinators, of which Banco ABN AMRO Real S.A. is the lead coordinator. The term of the debentures will be for five years, maturing on July 5, 2009. The issue was approved by the Company’s Board of Directors in a meeting held on June 15, 2004.

The Preliminary prospectus is available at the address of Brasil Telecom S.A., located at SIA SUL - ASP - Lote D - Bloco B - Brasília - DF and on the sites www.brasiltelecom.com.br and www.bancoreal.com.br.

The information included in the Preliminary Prospectus will be analyzed by CVM and will be subject to complementation and correction. The Definitive Prospectus, when concluded, will be placed at the disposal of investors at the address and site indicated in the previous paragraph.

-.-.-.-.-.-.-.-.-.-.-.-.-.-

05.01 - COMMENTS ON THE COMPANY PERFORMANCE IN THE QUARTER

See Comments on the Consolidated Company Performance in the Quarter

06.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS) - CONSOLIDATED

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 06/30/2004	4 - 03/31/2004
1	TOTAL ASSETS	17,132,966	17,096,149
1.01	CURRENT ASSETS	5,655,335	5,880,846
1.01.01	CASH AND CASH EQUIVALENTS	2,506,279	2,920,483
1.01.02	CREDITS	1,960,573	1,922,238
1.01.02.01	ACCOUNTS RECEIVABLE FROM SERVICES	1,960,573	1,922,238
1.01.03	INVENTORIES	7,374	7,461
1.01.04	OTHER	1,181,109	1,030,664
1.01.04.01	LOANS AND FINANCING	2,511	2,439
1.01.04.02	DEFERRED AND RECOVERABLE TAXES	769,842	785,466
1.01.04.03	JUDICIAL DEPOSITS	158,325	117,979
1.01.04.04	DIVIDENDS RECEIVABLE	0	0
1.01.04.05	OTHER ASSETS	250,431	124,780
1.02	NONCURRENT ASSETS	1,558,023	1,564,562
1.02.01	OTHER CREDITS	0	0
1.02.02	INTERCOMPANY RECEIVABLES	4,633	8,326
1.02.02.01	FROM ASSOCIATED COMPANIES	4,633	8,326
1.02.02.02	FROM SUBSIDIARIES	0	0
1.02.02.03	FROM OTHER RELATED PARTIES	0	0
1.02.03	OTHER	1,553,390	1,556,236
1.02.03.01	LOANS AND FINANCING	134,566	134,342
1.02.03.02	DEFERRED AND RECOVERABLE TAXES	790,960	802,859
1.02.03.03	JUDICIAL DEPOSITS	428,436	403,052
1.02.03.04	INVENTORIES	2,770	16,815
1.02.03.05	OTHER ASSETS	196,658	199,168
1.03	PERMANENT ASSETS	9,919,608	9,650,741
1.03.01	INVESTMENTS	492,534	329,945
1.03.01.01	ASSOCIATED COMPANIES	204	97,485
1.03.01.02	SUBSIDIARIES	0	0
1.03.01.03	OTHER INVESTMENTS	492,330	232,460
1.03.02	PROPERTY, PLANT AND EQUIPMENT	8,759,441	8,689,881
1.03.03	DEFERRED CHARGES	667,633	630,915

06.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS - R$) - CONSOLIDATED

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 06/30/2004	4 - 03/31/2004
2	TOTAL LIABILITIES	17,132,966	17,096,149
2.01	CURRENT LIABILITIES	3,646,005	4,345,366
2.01.01	LOANS AND FINANCING	587,638	565,715
2.01.02	DEBENTURES	622,730	1,157,819
2.01.03	SUPPLIERS	1,108,521	1,054,744
2.01.04	TAXES, DUTIES AND CONTRIBUTIONS	533,317	508,643
2.01.04.01	INDIRECT TAXES	504,411	479,399
2.01.04.02	TAXES ON INCOME	28,906	29,244
2.01.05	DIVIDENDS PAYABLE	194,046	454,558
2.01.06	PROVISIONS	345,474	358,210
2.01.06.01	PROVISION FOR CONTINGENCIES	317,452	330,188
2.01.06.02	PROVISION FOR PENSION PLAN	28,022	28,022
2.01.07	RELATED PARTY DEBTS	0	0
2.01.08	OTHER	254,279	245,677
2.01.08.01	PAYROLL AND SOCIAL CHARGES	80,068	62,712
2.01.08.02	CONSIGNMENTS IN FAVOR OF THIRD PARTIES	70,820	73,080
2.01.08.03	EMPLOYEE PROFIT SHARING	32,819	37,653
2.01.08.04	OTHER LIABILITIES	70,572	72,232
2.02	LONG-TERM LIABILITIES	4,992,263	4,382,651
2.02.01	LOANS AND FINANCING	2,687,568	2,118,015
2.02.02	DEBENTURES	445,622	441,721
2.02.03	PROVISIONS	781,689	834,278
2.02.03.01	PROVISION FOR CONTINGENCIES	316,824	365,313
2.02.03.02	PROVISION FOR PENSION PLAN	464,865	468,965
2.02.04	RELATED PARTY DEBTS	0	0
2.02.05	OTHER	1,077,384	988,637
2.02.05.01	PAYROLL AND SOCIAL CHARGES	4,837	4,862
2.02.05.02	SUPPLIERS	396	1,574
2.02.05.03	INDIRECT TAXES	654,509	624,537
2.02.05.04	TAXES ON INCOME	69,417	66,221
2.02.05.05	LICENSE FOR OPERATING TELECOMS SERVICES	275,716	223,495
2.02.05.06	OTHER LIABILITIES	64,535	59,974
2.02.05.07	FUND FOR CAPITALIZATION	7,974	7,974
2.03	DEFERRED INCOME	64,047	11,476
2.04	MINORITY INTERESTS	2,228,163	2,219,981
2.05	SHAREHOLDERS’ EQUITY	6,202,488	6,136,675
2.05.01	CAPITAL	2,568,240	2,568,240
2.05.02	CAPITAL RESERVES	337,210	337,210
2.05.03	REVALUATION RESERVES	0	0
2.05.03.01	COMPANY ASSETS	0	0
2.05.03.02	SUBSIDIARIES/ASSOCIATED COMPANIES	0	0
2.05.04	PROFIT RESERVES	898,043	898,043
2.05.04.01	LEGAL	195,073	195,073
2.05.04.02	STATUTORY	0	0
2.05.04.03	CONTINGENCIES	0	0
2.05.04.04	REALIZABLE PROFITS RESERVES	702,970	702,970
2.05.04.05	PROFIT RETENTION	0	0
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER PROFIT RESERVES	0	0
2.05.05	RETAINED EARNINGS	2,398,995	2,333,182

07.01 - QUARTERLY STATEMENT OF INCOME (IN THOUSANDS OF REAIS - R$) - CONSOLIDATED

1 - CODE	2 - DESCRIPTION	3 – AMOUNT FOR CURRENT QUARTER 04/01/2004 TO 06/30/2004	4 – AMOUNT FOR CURRENT QUARTER 04/01/2004 TO 06/30/2004	5 – AMOUNT FOR CURRENT QUARTER 04/01/2003 TO 06/30/2003	6 – AMOUNT FOR CURRENT QUARTER 01/01/2003 TO 06/30/2003
3.01	GROSS REVENUE FROM SALES AND SERVICES	3,037,406	5,946,250	2,691,177	5,300,444
3.02	DEDUCTIONS FROM GROSS REVENUE	(874,806)	(1,708,355)	(776,264)	(1,511,873)
3.03	NET REVENUE FROM SALES AND SERVICES	2,162,600	4,237,895	1,914,913	3,788,571
3.04	COST OF SALES	(1,386,447)	(2,722,382)	(1,198,838)	(2,382,209)
3.05	GROSS PROFIT	776,153	1,515,513	716,075	1,406,362
3.06	OPERATING EXPENSES	(540,311)	(1,237,821)	(533,200)	(1,231,844)
3.06.01	SELLING EXPENSES	(234,301)	(455,774)	(183,746)	(358,916)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(223,639)	(454,071)	(190,316)	(363,926)
3.06.03	FINANCIAL	(86,700)	(338,264)	(192,409)	(548,674)
3.06.03.01	FINANCIAL INCOME	199,285	329,271	102,591	205,484
3.06.03.02	FINANCIAL EXPENSES	(285,985)	(667,535)	(295,000)	(754,158)
3.06.04	OTHER OPERATING INCOME	(110,900)	238,963	75,755	134,185
3.06.05	OTHER OPERATING EXPENSES	115,229	(228,675)	(42,484)	(94,513)
3.06.06	EQUITY GAIN (LOSS)	-	-	0	0
3.07	OPERATING INCOME (LOSS)	235,842	277,692	182,875	174,518
3.08	NONOPERATING INCOME (EXPENSES)	(93,097)	(144,623)	(29,672)	(77,411)
3.08.01	REVENUES	9,567	16,102	11,416	27,363
3.08.02	EXPENSES	(102,664)	(160,725)	(41,088)	(104,774)
3.09	INCOME (LOSS) BEFORE TAXES AND MINORITY INTERESTS	142,745	133,069	153,203	97,107
3.10	PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES	(67,459)	(81,396)	(56,264)	(47,548)
3.11	DEFERRED INCOME TAX	-	-	0	0
3.12	INTERESTS/STATUTORY CONTRIBUTIONS	(16,809)	(29,679)	(11,475)	(21,392)
3.12.01	INTERESTS	(16,809)	(29,679)	(11,475)	(21,392)
3.12.02	CONTRIBUTIONS	-	-	0	0
3.13	REVERSAL OF INTEREST ON SHAREHOLDER’S EQUITY	39	155,817	0	205,775
3.14	MINORITY INTERESTS	(7,449)	(52,396)	(16,694)	(63,801)
3.15	INCOME/LOSS FOR THE PERIOD	51,067	125,415	68,770	170,141
	NUMBER OF SHARES OUTSTANDING (THOUSAND)	358,588,641	358,588,641	355,650,776	355,650,776
	EARNINGS PER SHARE (REAIS)	0.00014	0.00035	0.00019	0.00048
	LOSS PER SHARE (REAIS)

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

PERFORMANCE REPORT - 2nd QUARTER 2004

The performance report presents the consolidated figures of Brasil Telecom Participações S.A.
and its subsidiaries, as mentioned in Note 1 in these quarterly information.

Operating performance (Not revised by independent auditors)

Plant

OPERATING DATA	2Q04	1Q04	2Q04/1Q04 (%)

Lines Installed (Thousand)	10.712	10,701	0.1
Additional Lines Installed (Thousand)	11	14	(23.7)

Lines In Service - LES (Thousand)	9.647	9,724	(0.8)
- Residential	6.841	6,988	(2.1)
- Non-Residential	1.451	1,469	(1.2)
- Public Telephones - TUP (Thousand)	296	296	0.1
- Prepaid	276	282	(2.1)
- Terminais Híbridos	159	59	171.6
- Other (Includes PABX)	624	630	(1.1)
Additional Lines In Service (Thousand)	(77)	(127)	(39.3)

Average Lines In Service - LIS (Thousand)	9.685	9,787	(1.0)

LES/100 Inhabitants	22,9	23.1	(1.1)
TUP/1,000 Inhabitants	7,0	7.0	(0.2)
TUP/100 Lines Installed	2,8	2.8	0.0

Utilization Rate (In Service/Installed)	90.1%	90.9%	0.0 p.p.

Digitalization Rate	99.5%	99.5%	0.0 p.p.

ADSL Lines in Service (Thousand)	383	325	17.7

Lines Installed	In the 2Q04, Brasil Telecom installed 10.9 thousand lines, ending the quarter with 10.7 million terminals. In relation to 2Q03, the plant registered an increase of 55.5 thousand lines.

Lines in Service

The plant in service totaled 9.6 million lines in the 2Q04. Brasil Telecom continued the non-paying-lines-detection process, disconnecting lines with no prospects of returning to the active base in the medium term and transferring some of the clients who negotiated their obligations to the hybrid plan (LigMix). As a result, the utilization rate was reduced to 90.1%.

Additionally, Brasil Telecom encouraged the migration of clients from the pre-paid and economical plans to the hybrid plan. Client base segmentation seeks to match the product to the usage profile of each client and to increase the average ARPU (net revenue/average LIS/month).

ADSL	Brasil Telecom practically doubled its ADSL accesses in service in just a year, reaching 382.5 thousand accesses at the end of 2Q04.

Goals

Quality Goals

In the 2Q4, the Brasil Telecom accomplished all of the quality goals predicted in the General Plan of Quality Targets established by ANATEL in relation to the offering of switched fixed telephony service, in long-distance and local segments.

Traffic

OPERATING DATA	2T04	1T04	2T04/1T04 (%)

Exceeding Local Pulses (Million)	2,715	2,586	5.0

Domestic Long Distance Minutes (Million)	1,624	1,534	5.9

Fixed-Mobile Minutes (Million)	1,036	1,037	(0.2)

Exceeding Pulses/ Average LIS/Month	93.4	88.1	6.1
DLD Minutes/Average LIS/Month	55.9	52.2	7.0
Fixed-Mobile Minutes/Average LIS/Month	35.6	35.3	0.9

Exceeding Local Pulses	The traffic of exceeding local pulses increased by 5.0% compared to the 1Q04, reaching 2.7 billion.

DLD Traffic

In the 2Q04, long distance traffic increased by 5.9% in comparison to the previous quarter, due to Brasil Telecom’s presence in the new long distance segments (inter-regional and international), which in turn leveraged the intra-regional traffic (+6.5%).

DLD Market Share

At the end of 2Q04, the first full quarter in which it was possible to use the CSC 14 in all long distance calls, Brasil Telecom reached a 38.0% market share in the inter-regional segment and a 19.6% share in international segment.

Leveraged by the success of the campaigns developed for the launch of the CSC 14 use outside of the Region, the DLD market share of Brasil Telecom increased by 2.4 p.p. in the intra-region segment and 0.9 p.p. in the intra-sector segment. The market share in the intra-sector and intra-region segments reached 91.0% and 81.1%, respectively.

Fixed-Mobile Traffic	Inter-network traffic remained stable in the 2Q04, due to a reduction of 1.1% in the VC-1 traffic and 5.1% in the VC-2 traffic, partially offset by the increase of 42.3% in the VC-3 traffic.

Of the total inter-network traffic, 83.9% corresponds to VC-1 calls, 11.5% to VC-2 calls and 4.6% to VC-3 calls. There was a significant increase in the VC-3 traffic as a percentage of total traffic, which represented 3.2% of the inter-network traffic in the 1Q04, explained by the increase in long distance calls using the CSC 14.

Tariffs

Tariff Adjustments

Brasil Telecom was authorized by ANATEL to adjust the tariffs for the Local and Domestic Long Distance Services Basic Plans. The authorized average adjustments for the local and domestic long distance baskets were of 6.89% and 3.20%, respectively. The TU-RL (Local Network Usage Rate) was adjusted by -10.47% and the TU-RIU (Long Distance Network Usage Rate) was adjusted by 3.20%.

Subsidiaries

Brasil Telecom GSM

14 Brasil Telecom Celular S.A. officially launched its trademark, Brasil Telecom GSM, on May 10, 2004. On May 11, 2004, its brand was presented in the most prominent newspapers of the country, alongside the brands of its main partners.

Brasil Telecom GSM entered into a contract to purchase the infrastructure equipment to build its mobile network throughout the 2Q04. The contract was entered into with two international suppliers, Ericsson and Alcatel. The network is being implanted rapidly so as to obtain wide coverage in the 3Q04, when the full commercial launch is expected.

The investments expected to expand coverage in 2005 were brought forward to 2004. As a result, Brasil Telecom GSM expects to reach the largest GSM coverage in Region II, providing its customers with a high quality service, highlighting mobility features.

By bringing forward investments, Brasil Telecom GSM should invest approximately US$350 million, covering about 544 localities in its operational area.

In the 2Q04, R$200.7 million were invested in the operation, amounting to R$364.3 million since the start of the project.

The project “Our Mobile” - where employees, their relatives and friends, residing in all states of Region II, bought mobile phones in special financing conditions - has already exceeded the mark of 18 thousand subscribers. Besides voice services, customers of “Our Mobile” are also offered a new voice mail box and a “Missed Call” service, where an SMS - Short Message Service - is sent whenever a call is made to a Brasil Telecom GSM terminal, which is either turned off or out of coverage area.

The main platforms that will be used in the mobile operations (pre-paid service, voice mail box, SMS, multimedia messages - MMS, other platforms for data services - WAP, OTA, Middleware - and anti-fraud) have already been implemented and are at the final test and improvement stage.

For its launch, Brasil Telecom GSM will have over 1,200 points of sales, including the main retail chains in Region II, authorized exclusive and non-exclusive agents, and Brasil Telecom GSM stores and kiosks.

It is worth noting that the 16 stores and 40 stands of Brasil Telecom GSM, the majority of which are located at the largest and best shopping centers of the Region, will serve not only the mobile operator customers, but also all other customers of Brasil Telecom S.A.’s wide range of products, including fixed line, ADSL, internet provider, among others. This kind of initiative clearly illustrates that Brasil Telecom is adopting a full convergence model, involving commercial aspects, people, infrastructure, equipment, and systems.

The civil constructions are at an advanced stage. Nine out of the 16 stores have already been built and are now receiving the equipment for assembly. The information systems will also be tested soon. The remaining stores will be ready for the full commercial launch scheduled for the 3Q04.

As of the end of July, 758 employees worked at Brasil Telecom GSM, out of which 303 worked at Brasil Telecom GSM stores. Our business plan anticipates a workforce of about 1,000 employees for the commercial launch. During the quarter, the training programs of all employees in different existing systems, as well as selling and service techniques, was initiated.

Financial performance

Revenues

Local Service

Gross revenue from local service reached R$1,115.7 million in the 2Q04, 8.1% higher than in the 2Q03 and stable compared to the 1Q04.

Gross revenue from activation fee totaled R$9.3 million in the 2Q04, 2.3% higher than in the 1Q04. This performance is a result of the 417.8 thousand lines activated in the 2Q04, against 404.8 thousand activated in the 1Q04.

Gross revenue from basic subscription reached R$732.5 million in the quarter, a reduction of 1.6% compared to R$744.7 million in the 1Q04. This difference is explained by the increase of promotional plans as a percentage of total plans in the mix of lines in service.

Gross revenue from measured service totaled R$349.5 million in the 2Q04, an increase of 3.9% compared to the 1Q04, explained by the 5.0% increase in local traffic.

Public Telephony	Gross revenue from public telephony reached R$119.1 million in the 2Q04, an increase of 10.1% in comparison with the 1Q04, due to selling efforts and the campaign to encourage public telephony usage.

Domestic Long Distance

Gross revenue from long distance calls reached R$418.3 million in the 2Q04, representing a 9.5% increase in comparison to the 1Q04, mainly due to the usage of the CSC 14 in inter-regional and international long distance calls.

In the 2Q04, revenues from inter-regional DLD reached R$52.2 million, while revenues from ILD totaled R$6.5 million.

Gross revenue from inter-network calls reached R$738.1 million in the 2Q04, a 5.1% increase compared to 1Q04, reflecting the relative increase of VC-3 traffic - when compared to VC-1 and VC-2 - in the inter-network call mix and the tariff adjustment effective since February.

Inter Network	The usage of the CSC 14 in calls originated from mobile phones contributed with revenues of R$108.0 million in the 2Q04, against R$78.5 million in the 1Q04.

Interconnection	Gross revenue from interconnection in the 2Q04 decreased by 6.2% compared to the 1Q04, explained by the increase in Brasil Telecom’s market share in the long distance segments.

Lease of Facilities	In the 2Q04, revenues from lease of facilities were R$63.5 million, 15.2% greater than the R$55.1 million reported in the 1Q04.

Data Communication

In the 2Q04, data communications revenues reached R$255.3 million, an increase of 15.8% compared to the previous quarter, mainly due to the 17.7% growth in ADSL accesses in service and to MetroRED’s consolidation.

  In the 2Q03, gross revenue from data communication represented 6.7% of total revenue, while in the 2Q04 this segment represented 8.4% of total gross revenue.

Supplementary and Value-Added Services

Gross revenue from supplementary and value-added services increased by 5.0% in the 2Q04 compared to the previous quarter, totaling R$104.1 million.

As of June 2004, there were 6.2 million activated intelligent services, against 6.0 million in March 2004.

Other Revenues	Other revenues reached R$43.9 million in the 2Q04, a growth of 218.8% compared to 2Q03, mainly due to the services offered by iBest, Globenet, VANT and MetroRED.

Gross Revenue Deductions	Gross revenue deductions reached R$874.8 million in the 2Q04, representing 28.8% of the gross revenue for the quarter, against 28.7% in the 1Q04.

Net Operating Revenue/Average LIS/month	Net operating revenue/Average LIS/month in the 2Q04 was of R$74 4, against R$66.0 in the 2Q03, a 12.7% increase.

Costs and expenses

Costs and Operating Expenses

Operating costs and expenses totaled R$1,840.1 million in the 2Q04, against R$1,781.9 million in the previous quarter.

Operating costs and expenses excluding depreciation, amortization, provisions and losses were of R$1,105.6 million in the 2Q04, against R$1,072.7 million in the 1Q04, an increase of 3.1% compared to the previous quarter.

Number of Employees

At the end of the 2Q04, Brasil Telecom’s fixed telephony operation had 5,391 employees, against 5,211 in the previous quarter. This increase is a result of the 339 admissions (of which 158 relate to the consolidation of MetroRED) and 159 dismissals that occurred in the period.

As of June 2004, Brasil Telecom GSM had 758 employees, against 265 in the 1Q04, reflecting the structuring process for the product’s launch.

Personnel	Personnel costs and expenses reached R$101.5 million, an increase of 6.5% compared to the previous quarter, influenced the consolidation of MetroRED and VANT.

Subcontracted services

Costs and expenses with subcontracted services, excluding interconnection and advertising & marketing, totaled R$358.8 million in the 2Q04, a 1.4% reduction in relation to the previous quarter.

The subcontracted services costs and expenses to net revenues ratio has been falling since the 4Q03. The ratio was 17.5% in the 4Q03, 17.4% in the 1Q04 and reached 16.6% in the 2Q04. This reduction results from the cost and expense control policy adopted by Brasil Telecom, focusing on the optimization of its administrative and maintenance cost structure.

Interconnection

Interconnection costs totaled R$545.3 million in the 2Q04, a 9.9% increase compared to the previous quarter. This increase is associated with the relative increase of VC-3 traffic - when compared to VC-1 and VC-2 - in the inter-network traffic mix, the increase of long distance calls terminating outside Region II, the usage of CSC 14 in calls originated from mobile phones, and the mobile interconnection tariff adjustment effected in February in 2004.

Advertising & Marketing	Expenses with advertising & marketing totaled R$24.5 million in the 2Q04, an increase of 1.9% from the previous period.

Losses with Accounts Receivable/Gross Revenue ratio	The losses with accounts receivable to gross revenue ratio was of 3.1% in the 2Q04, stable in relation to the 1Q04. Losses with accounts receivable totaled R$95.3 million in the 2Q04.

Accounts Receivable

In the 2Q04, the gross accounts receivable to gross revenue ratio dropped from 72.2% to 70.7%, meaning that the increase in gross revenues was higher than the increase in accounts receivable in the period.

Gross accounts receivable in the 2Q04 increased as a result of the CSC 14 operation in the inter-regional and international segments and by the usage of the CSC 14 in calls originated from mobile phones. Co-billing with other mobile operators results in a bad debt percentage above the average percentage of the other segments in which we operate.

Deducting for the provision for doubtful accounts in the amount of R$185.4 million, Brasil Telecom’s net accounts receivable totaled R$1,960.6 million at the end of the 2Q04.

Provisions for Contingencies	In the 2Q04, provisions for contingencies totaled R$39.7 million, an increase of 74.0% compared to the previous quarter.

EBITDA

EBITDA of R$921.9 million	Brasil Telecom’s EBITDA was R$921.9 million in the 2Q04, R$29.8 million above the 1Q04’s EBITDA, or a 3.3% increase quarter-on-quarter.

EBITDA Margin

In the 2Q04, Brasil Telecom’s EBITDA margin reached 42.6%. It is important to mention Brasil Telecom’s operation in the long distance segments, where the margin is pressured by competition. Provision for labor contingencies also affected the margin in this quarter.

Not accounting for non-recurring items evidenced in the quarter in provisions for contingencies, EBITDA would have reached R$947.9 million, which represents a margin of 43.8%.

EBITDA/Average LIS/month	In the 2Q04, EBITDA/Average LIS/month reached R$31.7, 1.9% higher than in the 2Q03.

Financial Result

Financial Result

In the 2Q04, Brasil Telecom reported a negative net financial result of R$86.7 million, representing a reduction of 9.5% in the net negative result compared to the R$95.8 million reported in the 1Q04, not accounting for Interest on Shareholders´ Equity.

Nonoperating Result

Amortization of Reconstituted Goodwill

In the 2Q04, Brasil Telecom amortized R$31.0 million in reconstituted goodwill regarding the acquisition of CRT (with no impact on cash flow and dividends distribution), accounted for as non-operating expenses.

Nonoperating Revenues/Expenses	The nonoperating revenues/expenses in the 2Q04 essentially concerns write-offs and provision of losses with investments.

Indebtness

Total Debt

As of June 2004, Brasil Telecom’s consolidated total debt was of R$4.3 billion, 1.4% higher than the amount reported in the 1Q04. This increase is a result of the strategy adopted by the Company throughout the year to increase the debt maturity while seeking cheaper financing options. Accordingly, in April, Brasil Telecom raised 21.5 billion of yens (approximately R$577 million) from JBIC - Japan Bank for International Cooperation, which coincided with the payment of the first issuance of public debentures issued in May 2002, in an amount of R$500 million.

Net Debt

Net debt totaled R$1,837.3 million, a 34.8% increase from March 2004.

The increase in net debt is explained by the cash reduction in the 2Q04, due to acquisitions, the increase in investments and the dividend payment related to 2003.

Average Cost of Debt	Brasil Telecom’s consolidated debt had an accumulated average cost of 14.9% in the year.

Financial Leverage	As of June 30, 2004, Brasil Telecom’s financial leverage, represented by the ratio of its net debt to shareholders’ equity, was equal to 29.6%, against 22.2% in March.

Investments

	R$ Millions

Investments in the Permanent Assets	2T04	1T04	2T04/1T03 (%)

Network Expansion	128.8	95	35.6
- Conventional Telephony	19.3	45.0	(57.1)
- Transmission Backbone	11.4	5.3	116.8
- Data Network	76.2	41.0	86.1
- Intelligent Network	19.6	0.9	2,155,3
- Network Management Systems	1.0	0.3	217,0
- Other Investments in Network Expansion	1.3	2.5	(47.7)
Network Operation	62.8	50.2	25.1
Public Telephony	0.9	0.5	64.4
Information Technology	29.0	40.0	(27.6)
Expansion Personnel	20.6	21.0	(2.1)
Others	356.3	10.3	3,359.7

Total Investments in Permanent Assets	598.4	217.0	175.7

Expansion Financial Expenses	19.1	-	N.A.

Total	617.5	217.0	184,5

Investments in the permanent assets	2T04	1T04	2T04/1T04 (%)

BrT Celular	158.1	39.9	296.2
Despesa Financeira de Expansão	42.6	14.5	193.4

Total	200.7	54.4	268.8

Investments in Permanent Assets

Brasil Telecom investments totaled R$818.1 million in the 2Q04. The investment in fixed telephony was of R$294.9 million, while R$200.7 million were invested in the mobile telephony and R$322.5 million in acquisitions.

Cash Flow

Operating Cash Flow in the 2Q04 was of R$873.5 million	The operating cash generation of Brasil Telecom reached R$873.5 million in the 2Q04, surpassing by 16.2% the amount reported in the 2Q03.

Free cash flow in the 1H04 was of R$384.6 million	Brasil Telecom’s free cash flow in the 2Q04 was negative R$120.5 million, against R$1.1 million in the 2Q03. In the 1H04, free cash flow was of R$384.6 million.

09.01 - INVESTMENTS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARIE/ASSOCIATED COMPANIES	3 - GENERAL TA	4 - CLASSIFICATION	5 - OWNERSHIP% IN SUBSIDIARY'S	6 - SHAREHOLDER'S EQUITY % IN PARENT COMPANY
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES IN CURRENT QUARTER (THOUSAND)	9 - NUMBER OF SHARES IN PRIOR QUARTER (THOUSAND)

01	BRASIL TELECOM S.A.	76.535.764/0001-43	SUBSIDIARY PUBLIC HELD COMPANY	66.03	70.23
INDUSTRIEL, COMMERCIAL COMPANIES AND OTHERS		359,793,099	359,233,859

02	NOVA TARRAFA PARTICIPAÇÕES LTDA.	03.001.341/0001-70	SUBSIDIARY NON-PUBLIC HELD COMPANY	99.99	0.60
INDUSTRIEL, COMMERCIAL COMPANIES AND OTHERS		32,625	32,625

03	NOVA TARRAFA INC.	............./.........-....	SUBSIDIARY NON-PUBLIC HELD COMPANY	100.00	0.05
INDUSTRIEL, COMMERCIAL COMPANIES AND OTHERS		1	1

16.01 - OTHER INFORMATION, WHICH THE COMPANY UNDERSTANDS RELEVANT

(The information for the period ended July 5, 2004 were not reviewed by independent auditors)

In attention to the Corporate Governance Differentiated Practices Rules, the Company discloses the additional information below, related to its shareholders' compositions:

1. OUTSTANDING

As of 07/05/2004	In units of shares
Shareholder	Common Shares	%	Preferred Shares	%	Total	%
Direct and Indirect - Parent	83,457,846,421	62.27	13,287,866,608	5.88	96,745,713,029	26.87
Management
Board of Directors	35,265	0.00	52,566	5.88	87,831	0.00
Directors	5,513	0.00	2,030,663		2,036,176	0.00
Fiscal Board	8,926	0.00	8,930	0.00	17,856	0.00
Treasury Stock	1,480,800,000	1.10	-	0.00	1,480,800,000	0.41
Other Shareholders	49,092,992,078	36.63	212,717,794,213	0.00	261,810,786,291	72.72
Total	134,031,688,203	100.00	226,007,752,980	-	360,039,441,183	100.00
Outstanding Shares in the Market	49,093,041,782	36.63	212,719,886,372	94.12	261,812,928,154	72.72

As of 06/30/2003	In units of shares
Shareholder	Common Shares	%	Preferred Shares	%	Total	%
Direct and Indirect - Parent	81,935,868,869	61.13	10,727,752,120	4.82	92,663,620,989	25.98
Management
Board of Directors	35,265	0.00	52,566	0.00	87,831	0.00
Directors	5,053	0.00	4,674	0.00	9,727	0.00
Fiscal Board	1,792	0.00	1,794	0.00	3,586	0.00
Treasury Stock	1,051,100,000	0.78	-	-	1,051,100,000	0.29
Other Shareholders	51,044,677,224	38.09	211,942,376,729	95.18	262,987,053,953	73.73
Total	134,031,688,203	100.00	222,670,187,883	100.00	356,701,876,086	100.00
Outstanding Shares in the Market	51,044,719,334	38.09	211,942,435,763	95.18	262,987,155,097	73.73

2. SHAREHOLDERS' HOLDING MORE THAN 5% OF THE VOTING CAPITAL (AS OF 07/ 05/2004)

The shareholders, which directly on indirectly, hold more than 5% of the voting capital of the Company are as follows:

In thousands of shares
Name	General Taxpayers' Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Solpart Participações S.A.	02.607.736-0001/58	Brazilian	68,356,161	51.00	0	0.00	68,356,161	18.99
Previ	33.754.482-0001/24	Brazilian	6,895,682	5.15	7,840,963	3.47	14,736,645	4.09
Treasury Stock	-	-	1,480,800	1.10	-	-	1,480,800	0.41
Other	-	-	57,299,045	42.75	218,166,790	96.53	275,465,835	76.51
Total	-	-	134,031,688	100.00	226,007,753	100.00	360,039,441	100.00

Distribution of the Capital from Parent to individuals level

Solpart Participações S.A.	In thousands of shares
Name	General Taxpayers' Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Timepart Participações Ltda.	02.338.536-0001/47	Brazilian	631,838	62.00	-	-	631,838	20.93
Techold Participações S.A.	02.605.028-0001/88	Brazilian	193,633	19.00	1,239,982	62.00	1,433,615	47.48
Telecom Italia International N.V. (*)	-	Italian	193,643	19.00	760,000	38.00	953,643	31.59
Other	-	-	20	0.00	-	-	20	0.00
Total	-	-	1,019,134	100.00	1,999,982	100.00	3,019,116	100.00
(*)Former Stet International Netherlands

Timepart Participações Ltda.	In units of quotas
Name	General Taxpayers' Register	Citizenship	Quotas	%
Privtel Investimentos S.A.	02.620.949-0001/10	Brazilian	208,830	33.10
Teleunion S.A.	02.605.026-0001/99	Brazilian	213,340	33.80
Telecom Holding S.A.	02.621.133-0001/00	Brazilian	208,830	33.10
Total	-	-	631,000	100.00

Privtel Investimentos S.A.	In units of shares
Name	General Taxpayers' Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Eduardo Cintra Santos	064.858.395-34	Brazilian	19,998	99.99	-	-	19,998	99.99
Other	-	-	2	0.01	-	-	2	0.01
Total	-	-	20,000	100.00	-	-	20,000	100.00

Teleunion S.A.	In units of shares
Name	General Taxpayers' Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Luiz Raymundo Tourinho Dantas (estate)	000.479.025-15	Brazilian	19,998	99.99	-	-	19,998	99.99
Other	-	-	2	0.01	-	-	2	0.01
Total	-	-	20,000	100.00	-	-	20,000	100.00

Telecom Holding S.A.	In units of shares
Name	General Taxpayers' Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Woog Family Limited Partnership	-	American	19,997	99.98	-	-	19,997	99.98
Other	-	-	3	0.02	-	-	3	0.02
Total	-	-	20,000	100.00	-	-	20,000	100.00

Techold Participações S.A.	In units of shares
Name	General Taxpayers' Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Invitel S.A.	02.465.782-0001/60	Brazilian	980,067,275	100.00	341,898,149	100.00	1,321,965,424	100.00
Other	-	-	3	0.00	-	-	3	0.00
Total	-	-	980,067,278	100.00	341,898,149	100.00	1,321,965,427	100.00

Invitel S.A.	In units of shares
Name	General Taxpayers' Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Sistel - Fund. Sistel de Seguridade	00.493.916-0001/20	Brazilian	66,017,486	6.66	-	-	66,017,486	6.66
Telos - Fund. Embratel de Segurid.	42.465.310-0001/21	Brazilian	23,573,621	2.38	-	-	23,573,621	2.38
Funcef - Fund. dos Economiários	00.436.923-0001/90	Brazilian	378,289	0.04	-	-	378,289	0.04
Petros - Fund. Petrobrás Segurid.	34.053.942-0001/50	Brazilian	37,318,069	3.77	-	-	37,318,069	3.77
Previ - Caixa Prev. Func. B. Brasil	33.754.482-0001/24	Brazilian	190,852,385	19.27	-	-	190,852,385	19.27
Opportunity Zain S.A.	02.363.918-0001/20	Brazilian	671,848,888	67.82	-	-	671,848,888	67.82
CVC/Opportunity Equity Partners LP	-	British	202,255	0.02	-	-	202,255	0.02
CVC/Opportunity Equity Partners FIA	01.909.558-0001/57	Brazilian	280,316	0.02	-	-	280,316	0.02
Opportunity Fund	-	British	49,550	0.01	-	-	49,550	001
CVC/Opportunity Investimentos Ltda. (*)	03.605.085-0001/20	Brazilian	10	0.00	-	-	10	0.00
Priv FIA	02.559.662-0001/21	Brazilian	25,219	0.005	-	-	25,219	0.005
Tele FIA	02.597.072.0001/93	Brazilian	25,219	0.005	-	-	25,219	0.005
Verônica Valente Dantas	262.853.205-00	Brazilian	1	0.00	-		1	0.00
Maria Amália Delfim de Melo Coutrim	654.298.507-72	Brazilian	1	0.00	-	-	1	0.00
Lenin Florentino de Faria	203.561.374-49	Brazilian	2	0.00	-	-	2	0.00
Total	-	-	990,571,311	100.00	-	-	990,571,311	100.00
(*) Former Opportunity Paramirim Ltda.

Opportunity Zain S.A.	In units of shares
Name	General Taxpayers' Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
CVC/Opportunity Equity Partners FIA	01.909.558-0001/57	Brazilian	335,488,151	45.45	-	-	335,488,151	45.45
CVC/Opportunity Equity Partners LP	-	British	310,773,165	42.10	-	-	310,773,165	42.10
Opportunity Fund	-	British	71,934,343	9.75	-	-	71,934,343	9.75
Priv FIA	02.559.662.0001/21	Brazilian	17,611,010	2.39	-	-	17,611,010	2.39
Opportunity Lógica Rio Gestora de Recursos Ltda.	01.909.405-0001/00	Brazilian	2,304,359	0.31	-	-	2,304,359	0.31
Tele FIA	02.597.072-0001/93	Brazilian	6,010	0.00	-	-	6,010	0.00
CVC/Opportunity Equity Partners Administradora de Recursos Ltda.	01.909.405-0001/00	Brazilian	1	0.00	-	-	1	0.00
CVC/Opportunity Investimentos Ltda. (*)	03.605.085-0001/20	Brazilian	10	0.00	-	-	10	0.00
Verônica Valente Dantas	262.853.205-00	Brazilian	400	0.00	-	-	400	0.00
Maria Amália Delfim de Melo Coutrim	654.298.507-72	Brazilian	60	0.00	-	-	60	0.00
Danielle Silbergleid Ninio	016.744.087-06	Brazilian	1	0.00	-	-	1	0.00
Daniel Valente Dantas	063.917.105-20	Brazilian	1	0.00	-	-	1	0.00
Eduardo Penido Monteiro	094.323.965-68	Brazilian	286	0.00	-	-	286	0.00
Ricardo Wiering de Barros	806.663.027-15	Brazilian	1	0.00	-	-	1	0.00
Pedro Paulo Elejalde de Campos	264.776.450-68	Brazilian	1	0.00	-	-	1	0.00
Renato Carvalho do Nascimento	633.578.366-53	Brazilian	1	0.00	-	-	1	0.00
Total	-	-	738,117,800	100.00	-	-	738,117,800	100.00
(*) Former Opportunity Paramirim Ltda.

17.01 - LIMITED REVIEW REPORT

(A translation of the original report in Portuguese as filed with the Brazilian Securities Commission (CVM) containing quarterly financial information prepared in accordance with accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities Commission (CVM ) )

The Shareholders and Board of Directors
Brasil Telecom Participações S.A.
Brasília - DF

We have reviewed the quarterly financial information of Brasil Telecom Participações S.A. for the quarter ended June 30, 2004, comprising the balance sheet and the consolidated balance sheet of the Company and its subsidiaries, the statement of income and the consolidated statement of income, the management report and other relevant information, prepared in accordance with accounting practices adopted in Brazil .

Our review was performed in accordance with auditing standards established by the IBRACON - Brazilian Institute of Independent Auditors and the Federal Council of Accountancy, which comprised mainly: (a) inquiries and discussion with management responsible for the accounting, financial and operational areas of the Company regarding the criteria adopted in the preparation of the quarterly information; and (b) review of post-balance sheet information and events, which may have a material effect on the financial and operational position of the Company and its subsidiaries.

Based on our special review, we are not aware of any material changes that should be made to the aforementioned quarterly information for it to be in accordance with accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities Commission (CVM), specifically applicable to the mandatory quarterly financial information.

Our review was performed for the purpose of issuing a special review report on the mandatory quarterly financial information. The statement of cash flow represents supplementary information to those statements and is presented to provide additional analysis. This supplementary information was submitted to the same review procedures applied to the quarterly financial information, and, based on our special review, is adequately presented in all material respects, in relation to the quarterly financial information taken as a whole.

July 30, 2004

KPMG Auditores Independentes
CRC-SP-014.428/O-6-F-DF

Manuel Fernandes Rodrigues de Sousa
Accountant CRC-RJ-052.428/O-“S”-DF

19.01 – DESCRIPTION OF INFORMATION MODIFIED

Alteration of Composition of Paid Capital (Group 01.05)

Current Quarter (06/30/2004)

a) Amount informed previously

Number of Shares (Thousand):
1 – Common: 134,061,688
2 – Preferred: 226,007,753
3 – Total: 360,069,441

b) Amount restated (reason for the new presentation)

Number of Shares (Thousand):
1 – Common: 134,031,688
2 – Preferred: 226,007,753
3 – Total: 360,039,441

-.-.-.-.-.-.-.-.-.-.-

INDEX

ANNEX	FRAME	DESCRIPTION	PAGE
01	01	IDENTIFICATION	3
01	02	ADRESS OF COMPANY HEADQUARTERS	3
01	03	MARKET RELATIONS DIRECTOR - (Address for correspondence to Company)	3
01	04	QUARTERLY REFERENCE	3
01	05	COMPOSITION OF PAID CAPITAL	3
01	06	COMPANY'S CHARACTERISTICS	4
01	07	SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED STATEMENT	4
01	08	DIVIDENDS APPROVED	4
01	09	CAPITAL STOCK COMPOSITION AND ALTERATION IN CURRENT YEAR	4
01	10	MARKET RELATIONS DIRECTOR	4
02	01	BALANCE SHEET - ASSETS	5
02	02	BALANCE SHEET - LIABILITIES	6
03	01	QUARTERLY STATEMENT OF INCOME	7
04	01	NOTES TO THE QUARTERLY REPORT	8
05	01	COMMENTS ON THE COMPANY PERFORMANCE IN THE QUARTER	46
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	47
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	48
07	01	CONSOLIDATED QUARTERLY STATEMENT OF INCOME	50
08	01	COMMENTS ON THE CONSOLIDATED COMPANY PERFORMANCE IN THE QUARTER	52
09	01	INVESTMENT IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	61
16	01	OTHER INFORMATION WHICH THE COMPANY UNDERSTANDS RELEVANT	62
17	01	LIMITED REVIEW REPORT	65
BRASIL TELECOM S.A.
NOVA TARRAFA PARTICIPAÇÕES LTDA.
NOVA TARRAFA INC.
19	01	DESCRIPTION OF INFORMATION MODIFIED	66

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2004

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco Title: Financial Executive Officer